Form 20-F
period 2006-06-30
Virtual Media Holdings Inc.
filed 2007-01-16
CIK 1160164

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 20-F

VIRTUAL MEDIA HOLDINGS INC.

FILE NO. 333-70836

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ x ]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934, for the fiscal year ended: JUNE 30, 2006
OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934, for the transition period from
OR

[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

VIRTUAL MEDIA HOLDINGS INC.
(Exact name of registrant as specific in its charter)

Province of British Columbia, Canada
(Jurisdiction of incorporation or organization)

#14 - 34368 Manufacturer's Way
Abbotsford, British Columbia
Canada V2S 7M1
(Address of principal executive offices, including Postal Code)

Registrant's area code and telephone number:               (604) 852-1806

Name of each exchange on which registered:         None

Securities to be registered pursuant to Section 12(g) of the Act:
Title of each class: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
Title of each class: Common Stock

The number of shares of common stock outstanding at September 30, 2006 is 85,205,082

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.     [ X ] YES     [   ] NO

Indicate by check mark which financial statement item the registrant has elected to follow:

[X] ITEM 17     [   ] ITEM 18

(APPLICABLE ONLY TO REGISTRANTS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13, or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.
[ X ] YES     [   ] NO

EXHIBIT INDEX BEGINS ON PAGE .

INTRODUCTION

The phrase "fiscal year" refers to the twelve months ended March 31 of the relevant year. All references to "$" or "dollars" mean U.S. dollars, unless otherwise indicated. All financial information with respect to us has been prepared in accordance with generally accepted accounting principles in the United States, unless otherwise indicated.

We were incorporated pursuant to the Company Act (British Columbia) on August 24, 1989. We are a natural resource company engaged in the acquisition and exploration of natural resource properties. We commenced operations on August 24, 1989. As of today, we have active resource exploration programs on two properties in the Walker Lane Trend of western Nevada.

We are an exploration stage company and there is no assurance that a commercially viable mineral deposit will exist on any of the properties that we are currently exploring, or on any other properties that we may be considering for acquisition. Exploration will be required before a final evaluation as to the economic and legal feasibility is determined.

We publish our financial statements expressed in US Dollars and prepare a compilation statement to comply with U.S. GAAP. In this document, references to "US dollars" or "US$" are to the currency of the United States of America.

Our fiscal year ends on June 30 of each year. References in this document to a particular year are to the fiscal year unless otherwise indicated.

ITEM 1.     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

A.       Directors and Senior Management

The name, age and position held by our directors and officers is as follows:

Name and Address	Age	Position(s)
Steven Gaspar	55	President, Principal Executive Officer, Treasurer, Principal
33677 Wildwood Drive		Financial Officer and a member of the Board of Directors
Abbotsford, B.C.
Canada V2S 1S2

Christopher Gaspar	22	Vice President of Operations and a member of the
#356 - 2821 Tims Street		Board of Directors
Abbotsford, B.C.
Canada V2T 4B1

Background of Officers and Directors

B.       Advisors

None

C.       Auditors

Our auditor is:

DALE MATHESON CARR-HILTON LABONTE LLP
CHARTERED ACCOUNTANTS
1500 - 1140 West Pender Street
Vancouver, British Columbia V6E 4G1

ITEM 2.       OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3.       KEY INFORMATION

A.       Selected Financial Data

Selected Consolidated Financial Data

Our financial statements are not included herein at this time. We anticipate filing an amendment to this Form 20-F within the next 21 days including the audited financial statements required by Form 20-F.

Exchange Rates

For purposes of this table, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. The table sets forth the number of Canadian dollars required under that formula to buy one U.S. Dollar. The average rate means the average of the exchange rates on the last day of each month during the period.

Canadian Dollar/U.S. Dollar

Period	Average	High	Low	Close

Year Ended 12/31/05	$1.21	$1.27	$1.16	$1.17
Year Ended 12/31/04	$1.28	$1.40	$1.19	$1.20
Year Ended 12/31/03	$1.39	$1.58	$1.29	$1.29
Year Ended 12/31/02	$1.57	$1.61	$1.51	$1.52
Year Ended 12/31/01	$1.55	$1.60	$1.49	$1.59

Three Months Ended 9/30/06	$1.12	$1.14	$1.11	$1.12
Three Months Ended 6/30/06	$1.11	$1.17	$1.10	$1.12
Three Months Ended 3/31/06	$1.15	$1.17	$1.13	$1.17
Three Months Ended 12/30/05	$1.17	$1.20	$1.15	$1.17
Three Months Ended 9/30/05	$1.19	$1.24	$1.16	$1.16
Three Months Ended 6/30/05	$1.25	$1.27	$1.21	$1.23
Three Months Ended 3/31/05	$1.23	$1.26	$1.20	$1.21

Three Months Ended 12/31/04	$1.22	$1.24	$1.19	$1.20
Three Months Ended 9/30/04	$1.30	$1.34	$1.26	$1.26
Three Months Ended 6/30/04	$1.36	$1.40	$1.31	$1.34
Three Months Ended 3/31/04	$1.33	$1.35	$1.27	$1.31
Three Months Ended 12/31/03	$1.30	$1.35	$1.29	$1.29

November 2006		$1.15	$1.13	$1.14
October 2006		$1.14	$1.12	$1.12
September 2006		$1.13	$1.11	$1.12
August 2006		$1.13	$1.11	$1.11
July 2006		$1.14	$1.11	$1.13
June 2006		$1.12	$1.10	$1.12

The exchange rate was $1.14 on November 30, 2006.

B.       Capitalization and Indebtedness

Financial information as at June 30, 2006 and June 30, 2005 is unavailable at the present time. We anticipate filing an amendment to this Form 20-F within the next 21 days including the information required by this item.

C.       Reason for the Offer and Use of Proceeds

Not applicable

D.       Risk Factors

      1.       Because our auditors have issued a going concern opinion, we may not be able to achieve our objective. Our auditors have issued a going concern opinion. This means that there is doubt that we can continue as an ongoing business for the next twelve months if we do not generate sufficient revenues to support our plan of operation or raise new capital.

      2.       We have a incurred continual operating losses which may continue into the future. If they continue, we will have to suspend or cease operations. We began operating in 2001. Our operating losses continue and may continue into the future. Our ability to achieve and maintain profitability and positive cash flow is dependent upon:

*	our ability to attract merchants to sell their products on our websites
*	our ability to continue generate revenues and traffic to our websites
*	our ability to maintain an ongoing relationship with linked sales sites
*	our ability to reduce our operational costs.
*	our ability to raise capital to aid in our expansion plans.

Based upon current plans, we do not expect to incur any further operating losses in future periods. We anticipate breaking even or earning a small profit next year. Still, we cannot guarantee that we will be successful in generating sufficient revenues in the future to cover all our costs. Failure to do so could cause us to go out of business.

      3.       If we don't raise additional capital we may go out of business.We are in the early stage of growth and need additional capital in order to stabilize our operations. If we are unable to raise additional capital we may have to suspend expansion plans until we do or go out of business.

      4.       We have conducted limited in-house market research, but there is uncertainty about the continued demand for our products. We are conducting ongoing market research. If there is not sufficient demand for our products, or we can not remain competitive, it is possible that we may never make a profit. If we do not make a profit in the foreseeable future, we may be unable to continue operations.

      5.       Because we are small and do not have much capital, we must limit our operations. Because we are small and do not have much capital, we must limit our operations. Because we must limit our operations, it will be more difficult to generate revenues and generate a profit. If we do not make a profit in the foreseeable future, we may be forced to cease operations.

      6.       Because we have no insurance, we may have to cease operations if we suffer any losses or are sued for any reason. We do not have any insurance of any kind. As a result, if we suffer a casualty loss or are sued for any reason, we will not have money to pay the damages and may have to cease operations.

      7.       Because the SEC imposes additional sales practice requirements on brokers who deal in our shares which are penny stocks, some brokers may be unwilling to trade them. This means that you may have difficulty in reselling your shares and may cause the price of the shares to decline. Our shares qualify as penny stocks and are covered by Section 15(g) of the Securities Exchange Act of 1934 which imposes additional sales practice requirements on broker/dealers who sell our securities in this offering or in the aftermarket. For sales of our securities, the broker/dealer must make a special suitability determination and receive from you a written agreement prior to making a sale to you. Because of the imposition of the foregoing additional sales practices, it is possible that brokers will not want to make a market in our shares. This could prevent you from reselling your shares and may cause the price of the shares to decline.

ITEM 4.       INFORMATION ON THE COMPANY

A.       History and Development

We were incorporated in the Province of British Columbia on August 24, 1989. From incorporation in August 1989 until August 1999, the Company's only operation consisted of developing an Internet web-site. The web-site was developed by our president and our former president. In August 1999, we changed our name to VMH VideoMovieHouse.com Inc. and become operational on May 15, 2001. Until October 2005 the company was heavily reliant upon revenues from direct sales of it's own DVD and VHS format video products as a third party seller on other company's websites while at the same time selling movies on it's own website.

We have no plans to change our business activities or to combine with another business, and are not aware of any events or circumstances that might cause us to change our plans.

B.       Business Overview

On June 23rd, 2005 the company entered the online DVD rental market and began renting DVDs to customers living in the U.S.A. and Canada. On March 1, 2006, after operating and testing the online rental business for a period of 9 months, the Board of Directors unanimously voted to discontinue the renting of DVDs online after concluding that this business model was extremely unprofitable and absorbed substantial amounts of capital investment. The company decided to concentrate future efforts towards the development of it's new 3rd party marketplace sales platform, DVDMarketplace.com as concentrating expansion efforts in this direction would provide less risk, offer the company a greater chance of attaining profitability and move it one step closer to becoming a technology and marketing organization as opposed to one that sold, handled and warehoused large quantities of inventory.

In September, 2005, we began negotiating with Wide Open Technologies of Charlotte, North Carolina to acquire the business assets of DVD Marketplace. These assets included the website, the domain name www.dvdmarketplace.com, license for all operating software including technology, code and a fully functioning 3 rd party selling platform. The consummation of the transaction eventually took place on December 2nd, 2005. As management felt that the future of the company was in the ownership and the operation of its own 3rd party marketplace website it decided to significantly scale back the sale of company owned products on non company owned websites. Faced with mounting losses brought about by rapidly shrinking margins due to the steady decline in the value of the U.S. Dollar in relationship to the Canadian Dollar and the rising costs associated with maintaining large inventories, management decided to discontinue the purchase of further products to be sold on these websites. It also began the process of reducing existing inventory levels by returning products to it's suppliers for a full refund wherever possible. Remaining inventory that could not be returned would be sold off on company and non company owned websites.

On December 2nd, 2005 we took over the operation of the DVDmarketplace.com website and started collecting commissions and other fees from companies listing and selling DVDs as 3rd party merchants on the DVDmarketplace.com website. The website was expanded to offer a further array of media items such as music, VHS format movies and video games.

On May 18, 2006, we changed our name to Virtual Media Holdings Inc. as it was felt that this change in name would better reflect our direction to selling products over the Internet, as the old name referred to only movies. The new name reflects the fact that we are now selling all media products over the internet.

On July 11th, 2006 we launched it's new website VMHsales.com, which expanded our offerings to include books and to also have the capacity to offer various other products for sale besides media items.

During the fiscal year ending June 30, 2006, we began the process of transforming ourself into a technology and marketing firm using a proprietary marketplace platform to link buyers and sellers together, receiving commissions on a per transaction basis as opposed to a mail order company that sold, warehoused and handled ever increasing amounts of rapidly depreciating inventory. By making this transformation we eliminated future inventory financing requirements as it would no longer need to own or finance inventory.

We currently operates a buyer/seller marketplace operating under the website address VMHSales.com. Our marketplace platform is a custom-built software framework that facilitates t/he direct consumer-to-consumer and business-to-consumer buying and selling of new and pre-owned merchandise in a variety of vertical markets. The system combines a customized content management system with core order processing engines adapted to each unique market. The content management facilities support the creation of a comprehensive web-based user community for a specific market, including features such as session management, product reviews, live aggregated retail prices, forums, and community feedback. Order processing modules support market inventories, authenticated order processing, billing, order tracking, commissions, and other market-related tasks. The site is completely automated allowing for increased efficiency.

We facilitate transactions between buyers and sellers using our unique marketplace platform. The VMHSales.com platform capitalizes on the competitive business environment created by sellers competing with each other head to head. VMHSales.com receives a fee per transaction (a flat rate percentage of the sale) limiting the downside risks associated with product depreciation or economic change found in traditional fulfillment based business models. The burden of carrying high cost inventory by the company is thus eliminated.

VMHSales.com has currently over 7 million products in its database that include music, movie, game and book products. The VMHSales.com music offering includes releases from major label, independent distributors, import distributors, and artist direct distributors. Formats cover CDs, Cassettes, and Vinyl. The VMHSales.com game offering includes video game products for 38 console platforms and the market's top-selling PC/MAC games. The VMHSales.com movie offering includes VHS, DVD, dual disc as well as the latest HD DVD, Blu-ray Disc, and laserdisc titles. The VMHSales.com book offering includes in-print and out of print book data. Core data and images are provided by Baker & Taylor and the Library of Congress, the two most respected sources in the books marketplace.

Related Events

On August 9, 2002, the Securities and Exchange Commission declared our Form SB-2 Registration Statement effective.

On September 1, 2002, we spun off 14,221,750 shares of common stock to shareholders of First American Scientific Corp. ("FASC"), our then parent corporation.

On June 23rd, 2005 we entered the online DVD rental market and began renting DVDs to customers living in the U.S.A. and Canada.

On July 27, 2005 we received NASD approval to begin trading on the over-the-counter on the Bulletin Board under the symbol "VMHVF".

On December 2nd, 2005 we finalized the purchase of DVD Marketplace from Wide Open Technologies Inc. and took over the operation of DVDmarketplace.com.

On March 1, 2006, after operating and testing the online rental business for a period of 9 months, the Board of Directors unanimously voted to discontinue the renting of DVDs online.

On May 18, 2006, our was changed to Virtual Media Holdings Inc.

On June 9, 2006, our Bulletin Board symbol was changed to " VMHIF"

On July 11th, 2006 we launched our new website, VMHsales.com, which expanded our offerings to include books and to also have the capacity to offer various other products for sale besides media items.

Operating Concept

We are an online marketplace provider offering media products such as books, music, movies and games. We utilize a proprietary marketplace platform to link buyers and sellers together, receiving commissions on a per transaction basis.

Convenient Shopping Experience

Our online store provides customers with an easy-to-use web site. The web-site is available 24 hours a day, seven days a week and may be reached on-line from anywhere there is internet access. Our online store enables us to deliver a broad selection of products to customers in rural or other locations that do not have convenient access to physical stores. We also make the shopping experience convenient by categorizing our products into easy-to-shop categories such as books, music, videos, DVDs and games.

Customer Service

The merchants selling product on our site handle the majority of customer service issues. Customers are given specific merchant seller information when they complete their order. Merchants stay in full communication with the seller throughout the transaction. Customers and merchants interact through e-mail and the community feedback forums we provide.

Shopping at the Online Store

We believe that offering a marketplace on the Internet can offer attractive benefits to consumers. These include enhanced selection, ease of use, and an increased depth of content and information, Our marketplace platform capitalizes on the competitive business environment created by sellers competing with each other head to head and the resulting savings passed on to our customers as a result. These savings lead to loyal customers who return to the site again and again in search of bargains and the enhanced depth of product offered.

Browsing

Our online store offers consumers with several subject areas and special features arranged in a simple, easy-to-use format intended to enhance product selection. This includes genre search, individual merchant storefronts, and specialized product search engines. Our marketplace platform combines a customized content management system with core order processing engines adapted to each unique market. The content management facilities support the creation of a comprehensive web-based user community for a specific market, including features such as session management, product reviews, live aggregated retail prices, forums, and community feedback. Order processing modules support market inventories, authenticated order processing, billing, order tracking, commissions, and other market-related tasks.

Selecting a Product and Checking Out

To purchase products, consumers simply click on the "add to cart" button to add products to their virtual shopping cart. Consumers can add and subtract products from their shopping cart as they browse around our online store, prior to making a final purchase decision, just as in a physical store. To execute orders, consumers click on the "checkout" button and, depending upon whether the consumer has previously shopped at our online store are prompted to supply shipping details online. Our customers are also offered expedited shipping options as well as discounted shipping rates for multiple item orders allowing for increased multiple item sales. Prior to finalizing an order by clicking the "submit" button, consumers are shown their total charges along with the various options chosen at which point consumers still have the ability to change their order or cancel it entirely.

Paying

To pay for orders, a consumer must use a credit card, which is authorized during the checkout process. Our online store uses x-cart security technology that works with the most common Internet browsers and makes it virtually impossible for unauthorized parties to read information sent by its consumers. We also offer our customers a money-back return policy.

Our Internet Technology

Our Internet software is proprietary. Other online retailers operate similar programs. Our operating software is unique and we believe this gives us an advantage over our competitors.

Source of Product

Our product offering is supplied by the individuals and merchants selling on our marketplace platform.

Competition

The online marketplace concept is competitive. New competitors can launch websites at relatively low cost. We believe that competition in the online marketplace market is based predominantly on:

*	Price;
*	Product quality and selection;
*	Shopping convenience;
*	Order processing and fulfillment;
*	Customer service; and
*	Brand recognition.

Our marketplace platform competes with other online retailers and traditional liquidation "brokers," some of which may specifically adopt our methods and target our customers. We currently or potentially compete with a variety of companies that can be divided into several broad categories: Online retailers with marketplace platforms such as Amazon.com, Inc., eBay, Inc. and Half.com, Inc.; and traditional retailers and liquidators such as Walmart Stores, Inc., TJX Companies, Inc., Costco Wholesale Corporation, Target Corporation and Best Buy Co., Inc., which may or may not also have an online presence. We are unable to anticipate which other companies are likely to offer services in the future that will compete with the services we provide.

In addition, many of our current and potential competitors have greater brand recognition, longer operating histories, larger customer bases and significantly greater financial, marketing and other resources than we do, and may enter into strategic or commercial relationships with larger, more established and well-financed companies. Some of our competitors could enter into exclusive distribution arrangements with our vendors and deny us access to their products, devote greater resources to marketing and promotional campaigns and devote substantially more resources to their Website and systems development than our company. New technologies and the continued enhancement of existing technologies also may increase competitive pressures on our company. We cannot ensure that you will be able to compete successfully against current and future competitors or address increased competitive pressures. See " Risk Factors."

Marketing

We use a variety of methods to target our consumer audience, including online campaigns, such as advertising through portals, keywords, search engines, affiliate marketing programs, banners and e-mail campaigns, and we are able to monitor and evaluate their results. We seek to identify and eliminate campaigns that do not meet our expectations.

Insurance

We not maintain any insurance at this time.

Employees

At present, we have 5 full-time employees. We do not have any pension, health, annuity, insurance, profit sharing or similar benefit plans; however, we may adopt such plans in the future.

Our Offices

We lease 4,000 square feet of office and warehouse space located at #14 - 34368 Manufacturer's Way, Abbotsford, British Columbia, Canada V2S 7M1. Our telephone number is (604) 852-1806. We lease our offices from Sumas Land Corp. Up until June 30th, 2006 we also maintained an office at #230 - 603 Cherry Street, Sumas ,Washington 98295 on a month to month basis where rental and sales products were stored and shipped from. As of July 1st, 2006 we no longer maintained this office.

C.       Organizational Structure

Not applicable

D.       Property, Plants and Equipment

We lease 4,000 square feet of office and warehouse space located at #14 - 34368 Manufacturer's Way, Abbotsford, British Columbia, Canada V2S 7M1. Our telephone number is (604) 852-1806. We lease our offices from Sumas Land Corp. pursuant to a written three year lease agreement. Our monthly rental is CAD$1,700.00. We also leased office and storage space at #230 - 603 Cherry Street, Street, Sumas, Washington, 98295. Monthly rental was $260.00 USD per month. We moved out of this space July 1st, 2006. During the fiscal year ending June 30, 2006, we paid USD $23,250.

ITEM 5.       OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Management's Discussion and Analysis of Financial Condition and Results of Operations

This section includes a number of forward-looking statements that reflect our current views with respect to future events and financial performance. Forward-looking statements are often identified by words like: believe, expect, estimate, anticipate, intend, project and similar expressions, or words which, by their nature, refer to future events. You should not place undue certainty on these forward-looking statements, which apply only as of the date of this registration statement. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results or our predictions.

Our financial statements are not included herein at this time. We anticipate filing an amendment to this Form 20-F within the next 21 days including the audited financial statements required by Form 20-F. Accordingly, we are unable to provide a discussion and analysis of our financial condition. Our discussion and analysis of our financial condition will provided concurrently with the filing of our financial statements.

ITEM 6.       DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.     Directors and Senior Management

The name, age and position held by our directors and officers is as follows:

Name and Address	Age	Position(s)
Steven Gaspar	55	President, Principal Executive Officer, Treasurer, Principal
33677 Wildwood Drive		Financial Officer and a member of the Board of Directors
Abbotsford, B.C.
Canada V2S 1S2

Christopher Gaspar	22	Vice President of Operations and a member of the
#356 B 2821 Tims Street		Board of Directors
Abbotsford, B.C.
Canada V2T 4B1

Background of Officers and Directors

Since August 31, 2002, Mr. Steven Gaspar has been the president, chief executive officer, treasurer, chief financial officer and a member of the board of directors. From March 1996 until September 1997, Mr. Gaspar, was the owner/operator of two retail video stores in Abbotsford, British Columbia, Canada. In October 1997, he was a partner in a chain of retail five stores, called Movies, Movies, located in the Vancouver area. In September 1999, Mr. Gaspar, became our general manager and played an instrumental role in our development and implementation.

On May10th, 2005, Mr. Christopher Gaspar was appointed as a Director of the Company. He made the advancement to full time senior management on July 16th 2005 as Vice President of Operations. While working in video sales and operations, both full and part time since 1996 for Movies Movies and Box Seat Video he acquired a first hand working knowledge of all facets of online sales, procurement, and fulfillment functions pertaining to the video industry. He studied Electrical Engineering at BCIT (British Columbia Institute of Technology) in 2002 /2003 and at the University of Saskatchewan in 2003/2004.

Involvement in Certain Legal Proceedings

We have no legal proceedings during the past five years, no present or former director, executive officer or person nominated to become a director or an executive officer has been the subject matter of any legal proceedings, including bankruptcy, criminal proceedings, or civil proceedings. Further, no legal proceedings are known to be contemplated by governmental authorities against any director, executive officer and person nominated to become a director.

Audit Committee and Charter

We have an audit committee and audit committee charter. Our audit committee is comprised of all of our officers and directors. None of directors are deemed independent. All directors also hold positions as our officers. A copy of our audit committee charter is filed as an exhibit to this report. Our audit committee is responsible for: (1) selection and oversight of our independent accountant; (2) establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal controls and auditing matters; (3) establishing procedures for the confidential, anonymous submission by our employees of concerns regarding accounting and auditing matters; (4) engaging outside advisors; and, (5) funding for the outside auditory and any outside advisors engagement by the audit committee.

Audit Committee Financial Expert

We have no in-house financial expert. We utilize the services of an outside independent accountant and business consultant.

Code of Ethics

We have adopted a corporate code of ethics. We believe our code of ethics is reasonably designed to deter wrongdoing and promote honest and ethical conduct; provide full, fair, accurate, timely and understandable disclosure in public reports; comply with applicable laws; ensure prompt internal reporting of code violations; and provide accountability for adherence to the code.

Disclosure Committee and Charter

We have a disclosure committee and disclosure committee charter. Our disclosure committee is comprised of all of our officers and directors. The purpose of the committee is to provide assistance to the Chief Executive Officer and the Chief Financial Officer in fulfilling their responsibilities regarding the identification and disclosure of material information about us and the accuracy, completeness and timeliness of our financial reports.

B.       Compensation

The following table sets forth information with respect to compensation we paid to our chief executive officer and the other highest paid executive officers (the Named Executive Officer) during the three most recent fiscal years.

Summary Compensation Table

						Long Term Compensation
			Annual Compensation			Awards	Payouts
(a)		(b)	(c)	(d)	(e)	(f)	(g)	(h)
				Other		Securities
				Annual	Restricted	Underlying		All Other
Name and Principal				Compen-	Stock	Options/	LTIP	Compens
Position	Year	Salary	Bonus	sation	Award(s)	SARs	Payouts	Ation

Steven Gaspar	2006	150,000	-	-	-	-	-	-
President	2005	120,000	-	-	-	-	-	-
	2004	52,000	-	-	-	-	-	-

James Carroll	2006	-	-	-	-	-	-	-
Resigned 07/01/2005	2005	22,000	-	$47,000	-	940,000	-	-
	2004	20,000	-	-	-	-	-	-

Christopher Gaspar	2006	90,000	-	-	-	-	-	-
Chief Financial Officer	2005	60,000	-	$5,000	-	500,000	-	-
	2004	-	-	-	-	-	-	-

There are no stock option, retirement, pension, or profit sharing plans for the benefit of our officers and directors, other than our 2003, 2005 and 2005A S-8 Non-Qualified Stock Option Plans. The 2003 Non-Qualified Stock Option Plan for 15,000,000 shares has been fully exhausted, There are no outstanding unexercised options. The 2003 Non-Qualified Stock Option Plan provided for the issuance of stock options for services rendered to us. The board of directors was vested with the power to determine the terms and conditions of the options. The 2005 Non-Qualified Stock Option Plan for 12,000,000 shares has been fully exhausted. There are no outstanding unexercised options. The 2005 Non-Qualified Stock Option Plan provided for the issuance of stock options for services rendered to us. The board of directors was vested with the power to determine the terms and conditions of the options. The 2005A Non-Qualified Stock Option Plan for 12,000,000 shares has been fully exhausted. There are no outstanding unexercised options. The 2005 Non-Qualified Stock Option Plan provided for the issuance of stock options for services rendered to us. The board of directors was vested with the power to determine the terms and conditions of the options.

Future Compensation of Our Officers

For the fiscal year ending June 30, 2007, we will pay Steven Gaspar $150,000 and Christopher Gaspar $90,000.

Option/SAR Grants

No options/SAR grants were made during the fiscal year ended June 30, 2006.

Long-Term Incentive Plan Awards

Other than the herein described 2005 Non-qualifying Stock Option Plan, we do not have any long-term incentive plans that provide compensation intended to serve as incentive for performance to occur over a period longer than one fiscal year, whether such performance is measured by reference to our financial performance, our stock price, or any other measure.

Compensation of Directors

We do not have any plans to pay our directors any money. The directors did not receive any other compensation for serving as members of the board of directors. There are no contractual arrangements with any member of the board of directors.

We do not expect to pay any salaries to our officers, except Steve Gaspar and Christopher Gaspar as noted herein.

Indemnification

Pursuant to our Articles of Incorporation, we may indemnify an officer or director who is made a party to any proceeding, including a law suit, because of his position, if he acted in good faith and in a manner he reasonably believed to be in our best interest. In certain cases, we may advance expenses incurred in defending any such proceeding. To the extent that the officer or director is successful on the merits in any such proceeding as to which such person is to be indemnified, we must indemnify him against all expenses incurred, including attorney's fees. With respect to a derivative action, indemnity may be made only for expenses actually and reasonably incurred in defending the proceeding, and if the officer or director is judged liable, only by a court order. The indemnification is intended to be to the fullest extent permitted by the laws of the province of British Columbia.

Regarding indemnification for liabilities arising under the Securities Act of 1933, as amended, which may be permitted to directors or officers pursuant to the foregoing provisions, we are informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy, as expressed in the Act and is, therefore, unenforceable.

Legal Proceedings

No material legal proceedings to which we are a party are pending nor are any known to be contemplated and we know of no legal proceedings pending or threatened, or judgments entered against, any of our officers or directors in their capacities as such.

Dividends

No dividend has been paid on our common shares since inception, and none is contemplated in the foreseeable future.

ITEM 8.       FINANCIAL INFORMATION

A.       Statements and Other Information

See Item 17.

B.       Significant Changes

Not applicable

ITEM 9.       THE OFFER AND LISTING

A.       Offer and Listing Details

We are listed for trading on the Bulletin Board owned by the National Association of Securities Dealers, Inc. under the trading symbol VMHIF. The following table sets forth the closing high and low bid prices of the common stock for each quarter within the last two years. The quotations reflect inter-dealer prices and do not represent retail mark-ups, markdowns, commissions, and may not reflect actual transactions. We were only listed on the OTCBB on July 27th, 2005.

Quarter ended

		High Bid	Low Bid
2004
	September 30	$0.00	$0.00
	December 31	$0.00	$0.00
2005
	March 31	$0.00	$0.00
	June 30	$0.00	$0.00
	September 30	$0.18	$0.08
	December 31	$0.03	$0.026
2006
	March 31	$0.035	$0.03
	June 30	$0.05	$0.03
	September 30	$0.055	$0.04
	December 31	$0.038	$0.026

We have no outstanding options or warrants, or other securities convertible into, common equity. Of the 91,963,082 shares of common stock 68,373,082 are free trading and 23,590,000 are restricted securities

Dividends

We have not declared any cash dividends, nor do we intend to do so. We are not subject to any legal restrictions respecting the payment of dividends, except that they may not be paid to render us insolvent. Dividend policy will be based on our cash resources and needs and it is anticipated that all available cash will be needed for our operations in the foreseeable future.

Section 15(g) of the Securities Exchange Act of 1934

Our shares are covered by Section 15(g) of the Securities Exchange Act of 1934, as amended, and Rules 15g-1 through 15g-6 and Rule 15g-9 promulgated thereunder. They impose additional sales practice requirements on broker/dealers who sell our securities to persons other than established customers and accredited investors (generally institutions with assets in excess of $5,000,000 or individuals with net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouses). While Section 15(g) and Rules 15g-1 through 15g-6 apply to brokers-dealers, they do not apply to us.

Rule 15g-1 exempts a number of specific transactions from the scope of the penny stock rules.

Rule 15g-2 declares unlawful broker/dealer transactions in penny stocks unless the broker/dealer has first provided to the customer a standardized disclosure document.

Rule 15g-3 provides that it is unlawful for a broker/dealer to engage in a penny stock transaction unless the broker/dealer first discloses and subsequently confirms to the customer current quotation prices or similar market information concerning the penny stock in question.

Rule 15g-4 prohibits broker/dealers from completing penny stock transactions for a customer unless the broker/dealer first discloses to the customer the amount of compensation or other remuneration received as a result of the penny stock transaction.

Rule 15g-5 requires that a broker/dealer executing a penny stock transaction, other than one exempt under Rule 15g-1, disclose to its customer, at the time of or prior to the transaction, information about the sales persons compensation.

Rule 15g-6 requires broker/dealers selling penny stocks to provide their customers with monthly account statements.

Rule 15g-9 requires broker/dealers to approved the transaction for the customer's account; obtain a written agreement from the customer setting forth the identity and quantity of the stock being purchased; obtain from the customer information regarding his investment experience; make a determination that the investment is suitable for the investor; deliver to the customer a written statement for the basis for the suitability determination; notify the customer of his rights and remedies in cases of fraud in penny stock transactions; and, the NASD's toll free telephone number and the central number of the North American Administrators Association, for information on the disciplinary history of broker/dealers and their associated persons. The application of the penny stock rules may affect your ability to resell your shares.

The NASD has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative low priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer's financial status, tax status, investment objectives and other information. Under interpretations of these rules, the NASD believes that there is a high probability that speculative low priced securities will not be suitable for at least some customers. The NASD requirements make it more difficult for broker-dealers to recommend that their customers buy our common stock, which may have the effect of reducing the level of trading activity and liquidity of our common stock. Further, many brokers charge higher transactional fees for penny stock transactions. As a result, fewer broker-dealers may be willing to make a market in our common stock, reducing a stockholder's ability to resell shares of our common stock.

Securities authorized for issuance under equity compensation plans

We had authorized three equity compensation plans. The 2003 Non-Qualified Stock Option Plan for 15,000,000 shares has been fully exhausted, There are no outstanding unexercised options. The 2003 Non-Qualified Stock Option Plan provided for the issuance of stock options for services rendered to us. The board of directors was vested with the power to determine the terms and conditions of the options. The 2005 Non-Qualified Stock Option Plan for 12,000,000 shares has been fully exhausted. There are no outstanding unexercised options. The 2005 Non-Qualified Stock Option Plan provided for the issuance of stock options for services rendered to us. The board of directors was vested with the power to determine the terms and conditions of the options. The 2005A Non-Qualified Stock Option Plan for 12,000,000 shares has been fully exhausted. There are no outstanding unexercised options. The 2005 Non-Qualified Stock Option Plan provided for the issuance of stock options for services rendered to us. The board of directors was vested with the power to determine the terms and conditions of the options.

Number of securities
	Number of securities to	Weighted-average	Remaining available for
	be issued upon exercise	exercise price of	future issuance under equity
	of outstanding options,	outstanding options,	compensation plans
	warrants and rights	warrants and rights	(excluding securities
Plan category	(a)	(b)	reflected in column (a) (c)
Equity compensation
plans approved by
security holders	0	0	0

Equity compensation
plans not approved by
securities holders
2003 Plan	0	0	0
2005 Plan	0	0	0
2005A Plan	0	0	0

Total	0	0	0

B.       Plan of Distribution

Not applicable

C.       Markets

Our shares are not traded on any exchanges. Our shares are quoted on the Bulletin Board operated by the National Association of Securities Dealers, Inc. under the symbol "VMHIF."

D.       Holders

As of September 31, 2006, we had approximately 5,500 shareholders of record of our common shares.

E.       Selling Shareholders

Not applicable

F.       Dilution

Not applicable

G.       Expenses of the Issue

Not applicable

ITEM 10.       ADDITIONAL INFORMATION

A.       Share Capital

Common Stock

Our authorized capital stock consists of 200,000,000 shares of no par value common stock. The holders of our common stock:

*	have equal ratable rights to dividends from funds legally available if and when as and if declared by our board of directors;
*	are entitled to share ratably in all of our assets available for distribution to holders of common stock upon liquidation, dissolution or winding up of our affairs;
*	do not have preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions or rights; and
*	are entitled to one non-cumulative vote per share on all matters on which stockholders may vote.

All shares of common stock now outstanding are fully paid for and non-assessable and all shares of common stock which are the subject of this offering, when issued, will be fully paid for and non-assessable. We refer you to our Articles of Incorporation and the applicable statutes of the province of British Columbia for a more complete description of the rights and liabilities of holders of our securities.

Non-cumulative Voting

Holders of shares of our common stock do not have cumulative voting rights, which means that the holders of more than 50% of the outstanding shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose, and, in such event, the holders of the remaining shares will not be able to elect any of our directors.

Cash Dividends

As of the date of this prospectus, we have not paid any cash dividends to stockholders. The declaration of any future cash dividend will be at the discretion of our board of directors and will depend upon our earnings, if any, our capital requirements and financial position, our general economic conditions, and other pertinent conditions. It is our present intention not to pay any cash dividends in the foreseeable future, but rather to reinvest earnings, if any, in our business operations.

Reports

After we complete this offering, we will not be required to furnish you with an annual report. Further, we will not voluntarily send you an annual report. We will be required to file reports with the SEC under section 15(d) of the Securities Act. The reports will be filed electronically. The reports we will be required to file are Forms 10-KSB, 10-QSB, and 8-K. You may read copies of any materials we file with the SEC at the SEC' s Public Reference Room at 100 F Street, NE, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at (800) SEC-0330. The SEC also maintains an Internet site that will contain copies of the reports we file electronically. The address for the Internet site is www.sec.gov.

Stock Transfer Agent

Our stock transfer agent for our securities is Pacific Stock Transfer Company, 500 East Warm Springs, Suite 240, Las Vegas, Nevada 89119 and its telephone number is (702) 361-3033.

U.S. Eligibility for Future Sales

Common shares issued by us in the future may be sold in the public market in the United States only if registered or if they qualify for an exemption from registration, including the exemptions described below under Rules 144, 144(k) or 701 promulgated under the Securities Act.

Rule 144

In general, under Rule 144, a person, or group of persons whose shares are aggregated, that has beneficially owned any of our common shares that are restricted securities, as defined in Rule 144, for at least one year, is entitled to sell in the United States within any three-month period commencing 90 days after the date of this prospectus a number of shares that does not exceed the greater of:

*	1% of our common shares then outstanding, which will be approximately 135,378 shares immediately after this offering, or

*

the average weekly trading volume of our common shares in the public market during the four calendar weeks immediately before the sale. Sales under Rule 144 are also subject to certain requirements as to the manner of sale, notice and availability of current public information about us.

Rule 144(k).

Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner who is not one of our affiliates, is entitled to sell these shares in the United States without complying with the manner of sale provisions, availability of current public information requirement, volume limitations or notice requirements of Rule 144.

Rule 701.

In general under Rule 701, any of our employees, officers, directors, consultants or advisors who purchased or received shares from us before this offering under a compensatory stock or option plan or written agreement will be eligible to resell their shares in the United States in reliance on Rule 144. Non-affiliates will be able to sell their shares in the United States subject only to the manner of sale provisions of Rule 144. Affiliates are subject to all of the provisions of Rule 144 except that they will be able to sell their shares without compliance with the holding period requirement of Rule 144.

B.       Memorandum and Articles of Incorporation

We have no bylaws. Under British Columbia law they are called Articles of Incorporation.

      1.       Our Memorandum and Articles of Incorporation do not limit in any manner our business purpose. As such, no provision relating to the same is contained in the Memorandum or Articles of Incorporation.

      2.       Directors

a.       A director shall disclose the nature and extent of his interest in a contract or transaction. A director shall not vote on any contract or transaction in which he is interested. The foregoing shall not apply to: (1) a loan to us which the director is guaranteeing repayment; (2) any contract or transaction for the benefit of a holding company or a subsidiary corporation of which the a director is a director; (3) any contract by a director to subscribe for or underwrite securities in which a director is interested if all the other directors are interested; (4) determining the remuneration of the directors: (5) purchasing and maintaining insurance to cover directors against liability incurred by them as directors; or, (6) indemnification of any director.

b.       Directors are empowered to vote compensation to themselves even in the absence of an independent quorum.

c.       Our board of directors may from time to time on our behalf borrow money. We have no prohibition against loaning money to a director.

d.       There are no provisions for retirement or non-retirement of directors under an age limit requirement.

e.       There is no number of shares which must be owned for director's qualification.

f.       Our Articles authorize the shareholders to set the number of directors which is currently set at four. Our directors are elected annually at our annual general meeting. If there are more than four persons nominated as directors at the annual general meeting then the four directors receiving the most votes are elected for the ensuing year.

      3.       Shares

a.       The board of directors, may from time-to-time declare and authorize payment of dividends. No dividend will be paid otherwise than out of funds and/or assets properly available therefore. There is no time limit after which dividend entitlement lapses.

b.       Each shareholder shall have one vote for each share of common stock owned by him. At each annual meeting the entire board of directors retire and shareholders shall elect an new board of directors. There are no staggered intervals and cumulative voting is not provided for.

c.       Shareholders do not have the right to share in our profits.

d.       Shareholders are entitled to share in any surplus upon liquidation, after the payment of all creditors and superior equity securities.

e.       We may redeem any of our shares at the price and on the terms as determined by our board of directors.

f.       There are no sinking fund provisions.

g.       Shareholders are not liable for further capital calls.

h.       There are no provisions discriminating against any existing or prospective holder of common stock as a result of a shareholder owning a substantial number of shares of common stock.

      4.       No alteration shall be valid as to any outstanding shares unless the holders of the shares consent thereto or by a resolution passed by 3/4s of the outstanding shares.

      5.       The annual general meeting of shareholders is called by written notice mailed by the board of directors to each shareholder of record. A quorum shall be a least two persons represented at the meeting either in person or by proxy. Resolutions must be passed by a majority (ie. more than 50%) of the votes cast by shareholders at general meeting. Extraordinary (special) general meetings are called by written notice mailed by the board of directors to each shareholder of record. The quorum remains the same for Extraordinary Meetings. There are no conditions of admission to the meetings. Special resolutions are required to amend our Memorandum or Articles, Special Resolutions must be passed by 75% of the votes cast by shareholders.

      6.       There are no limitations on the rights to own securities, including the rights of non-resident or foreign shareholders to hold or exercise voting rights on the securities, imposed by the laws of British Columbia, or our articles or other constituent document.

     7.       There are no provisions in our articles that would have an effect of delaying, deferring or preventing a change in our control and that would operate only with respect to any merger, acquisition or corporate restructuring involving us.

      8.       There are no provisions in our articles which require the disclosure of shareholder ownership.

      9.       The law applicable to us is not significantly different from that in the host country.

     10.       The conditions imposed by the articles governing changes in the capital are not more stringent than is required by law.

C.       Material Contracts

There are no material contracts except as discussed in this registration statement.

D.       Exchange Controls

There are no exchange controls or other limitations which affect the sale of shares in the United States.

E.       Taxation

Canadian Income Tax Consequences

The following summary discusses only the Canadian federal income tax considerations generally applicable to a holder (a "Holder") of one or more shares of our common stock, for the purposes of the Income Tax Act (Canada) (the "Tax Act") is a non-resident of Canada who holds common shares as capital property. The summary deals with the provisions of the Tax Act in force on 2/28/2005. It discusses all material matters; but might not discuss all the tax consequences that may be relevant to particular holders in light of their circumstances or to holders subject to special rules. Holders and prospective holders are urged to consult with their own tax advisers with respect to their particular circumstances.

Dividends

A Holder will be subject to Canadian withholding tax ("Part XIII Tax") equal to 25%, or such lower rate as may be available under an applicable tax treaty, of the gross amount of any dividend paid or deemed to be paid on common shares. Under the Canada-U.S. Income Tax Convention (1980) as amended by the Protocols signed on 6/14/1983, 3/28/1984, 3/17/1995, and 7/29/1997 (the "Treaty"), the rate of Part XIII Tax applicable to a dividend on common shares paid to a Holder who is a resident of the United States and who is the beneficial owner of the dividend, is 5%. If the Holder is a company that owns at least 10% of our voting stock paying the dividend, and, in all other cases, the tax rate is 15% of the gross amount of the dividend. We will be required to withhold the applicable amount of Part XIII Tax from each dividend so paid and remit the withheld amount directly to the Receiver General for Canada for the account of the Holder.

Disposition of Common Shares

A Holder who disposes of a common share, including by deemed disposition on death, will not normally be subject to Canadian tax on any capital gain (or capital loss) thereby realized unless the common share constituted "taxable Canadian property" as defined by the Tax Act. Generally, a common share of a public corporation will not constitute taxable Canadian property of a Holder if the share is listed on a prescribed stock exchange unless the Holder or persons with whom the Holder did not deal at arm's length alone or together held or held options to acquire, at any time within the five years preceding the disposition, 25% or more of the shares of any class of our capital stock. The Canadian Venture Exchange is a prescribed stock exchange under the Tax Act. A Holder who is a resident of the United States and realizes a capital gain on a disposition of a common share that was taxable Canadian property will nevertheless, by virtue of the Treaty, generally be exempt from Canadian tax thereon unless (a) more than 50% of the value of the common shares is derived from, or from an interest in, Canadian real estate, including Canadian mineral resource properties, (b) the common share formed part of the business property of a permanent establishment that the Holder has or had in Canada within the 12 month period preceding the disposition, or (c) the Holder is an individual who (i) was a resident of Canada at any time during the 10 years immediately preceding the disposition, and for a total of 120 months during any period of 20 consecutive years, preceding the disposition, and (ii) owned the common share when he ceased to be resident in Canada.

A Holder who is subject to Canadian tax in respect of a capital gain realized on a disposition of a common share must include three quarters of the capital gain (taxable capital gain) in computing the Holder's taxable income earned in Canada. The Holder may, subject to certain limitations, deduct three-quarters of any capital loss (allowable capital loss) arising on a disposition of taxable Canadian property from taxable capital gains realized in the year of disposition in respect to taxable Canadian property and, to the extent not so deductible, from such taxable capital gains realized in any of the three preceding years or any subsequent year.

United States Federal Income Taxation Considerations

For federal income tax purposes, an individual who is a citizen or resident of the United States or a domestic corporation ("U.S. Taxpayer") will recognize a gain or loss on the sale of our common shares equal to the difference between the proceeds from such sale and the adjusted tax basis of the common shares. The gain or loss will be a capital gain or capital loss if the our common shares are a capital asset in U.S. Taxpayer's hands.

For federal income tax purposes, a U.S. Taxpayer will be required to include in gross income dividends received on our common shares. A U.S. Taxpayer who pays Canadian tax on a dividend on common shares will be entitled, subject to certain limitations, to a credit (or alternatively, a deduction) against federal income tax liability. A domestic corporation that owns at least 10% of the voting shares should consult its tax advisor as to applicability of the deemed paid foreign tax credit with respect to dividends paid on our common shares.

Under a number of circumstances, United States Investor acquiring our shares may be required to file an information return with the Internal Revenue Service Center where they are required to file their tax returns with a duplicate copy to the Internal Revenue Service Center, Philadelphia, PA 19255. In particular, any United States Investor who becomes the owner, directly or indirectly, of 10% or more of our shares will be required to file such a return. Other filing requirements may apply, and United States Investors should consult their own tax advisors concerning these requirements.

The US Internal Revenue Code provides special anti-deferral rules regarding certain distributions received by US persons with respect to, and sales and other dispositions (including pledges) of stock of, a passive foreign investment company. A foreign corporation, such as us, will be treated as a passive foreign investment company if 75% or more of its gross income is passive income for a taxable year or if the average percentage of its assets (by value) that produce, or are held for the production of, passive income is at least 50% for a taxable year. We believe that it was not a passive foreign investment company for the taxable year ended December 31, 2002 and, furthermore, expects to conduct its affairs in such a manner so that it will not meet the criteria to be considered passive foreign investment company in the foreseeable future.

The tax consequences to any particular holder of common stock will vary according to the status of that holder as an individual, trust, corporation or member of a partnership, the jurisdiction in which that holder is subject to taxation, the place where that holder is resident and, generally, according to that holders particular circumstances. This summary is applicable only to holders who are resident in the United States, have never been resident in Canada, deal at arm's length with us, hold their common stock as capital property and who will not use or hold the common stock in carrying on business in Canada. Special rules, which are not discussed in this summary, may apply to a United States holder that is an issuer that carries on business in Canada and elsewhere.

This summary is based upon the "provisions" of the Income Tax Act of Canada and the regulations issued thereunder (collectively, the Tax Act or ITA) and the Canada-United States Tax Convention (the Tax Convention) as at the date of the registration statement and the current administrative practices of Canada Customs and Revenue Agency. This summary does not take into account provincial income tax consequences.

We urge each holder to consult his own tax advisor with respect to the income tax consequences applicable to him in his own particular circumstances.

F.       Dividends and Paying Agents

Not applicable

G.       Statement by Experts

None at this time.

H.       Documents on Display

All material documents referred to herein have been filed as exhibits to this Form 20-F or at our office at our office at #14 - 34368 Manufacturer's Way, Abbotsford, British Columbia, Canada V2S 7M1. Our telephone number is (604) 852-1806.

I.       Subsidiary Information

Not applicable

ITEM 11.       QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

No Disclosure Necessary.

ITEM 12.       DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.       Debt Securities

No Disclosure Necessary

B.       Warrants and Rights

No Disclosure Necessary

C.       Other Securities

No Disclosure Necessary

D.       American Depository Shares

No Disclosure Necessary

PART II

ITEM 13.       DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

No Disclosure Necessary

ITEM 14.       MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

No Disclosure Necessary

ITEM 15.       CONTROLS AND PROCEDURES

We carried out an evaluation, under the supervision and with the participation of our management, including our president, of the effectiveness of the design and operation of our "disclosure controls and procedures" [as defined in the Exchange Act Rule 13a-15(e)] as of the end of the period covered by this report. Based upon that evaluation, our president concluded that our disclosure controls and procedures are effective in timely alerting them to material information relating to our company required to be included in our periodic SEC filings, and that information is recorded, processed, summarized and reported as and when required.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

There was no significant change in our internal control over financial reporting that occurred during our most recently completed fiscal year ended March 31, 2005 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. Nor were there any significant deficiencies or material weaknesses in our internal controls requiring corrective actions.

ITEM 16.

A.       AUDIT COMMITTEE FINANCIAL EXPERT

We do not have an audit committee financial expert. We do not have an audit committee financial expert because we believe the cost related to retaining a financial expert at this time is prohibitive. Further, because we have limited operations, at the present time, we believe the services of a financial expert are not warranted.

B.       CODE OF ETHICS

We have adopted a corporate code of ethics. We believe our code of ethics is reasonably designed to deter wrongdoing and promote honest and ethical conduct; provide full, fair, accurate, timely and understandable disclosure in public reports; comply with applicable laws; ensure prompt internal reporting of code violations; and provide accountability for adherence to the code.

C.       PRINCIPAL ACCOUNTING FEES AND SERVICES

(1) Audit Fees

The aggregate fees billed for each of the last two fiscal years for professional services rendered by the principal accountant for our audit of annual financial statements and review of financial statements included in our Form 20-F or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years was:

2006	$10,000	DALE MATHESON CARR-HILTON LABONTE LLP
2005	$0	DALE MATHESON CARR-HILTON LABONTE LLP

2006	$8,000	Williams & Webster, P.S., Certified Public Accountants
2005	$24,000	Williams & Webster, P.S., Certified Public Accountants

(2) Audit-Related Fees

The aggregate fees billed in each of the last two fiscal years for assurance and related services by the principal accountants that are reasonably related to the performance of the audit or review of our financial statements and are not reported in the preceding paragraph:

2006	$0	DALE MATHESON CARR-HILTON LABONTE LLP
2005	$0	DALE MATHESON CARR-HILTON LABONTE LLP

2006	$0	Williams & Webster, P.S., Certified Public Accountants
2005	$0	Williams & Webster, P.S., Certified Public Accountants

(3) Tax Fees

The aggregate fees billed in each of the last two fiscal years for professional services rendered by the principal accountant for tax compliance, tax advice, and tax planning was:

2006	$0	DALE MATHESON CARR-HILTON LABONTE LLP
2005	$0	DALE MATHESON CARR-HILTON LABONTE LLP

2006	$0	Williams & Webster, P.S., Certified Public Accountants
2005	$0	Williams & Webster, P.S., Certified Public Accountants

(4) All Other Fees

The aggregate fees billed in each of the last tow fiscal yeas for the products and services provided by the principal accountant, other than the services reported in paragraphs (1), (2), and (3) was:

2006	$0	DALE MATHESON CARR-HILTON LABONTE LLP
2005	$0	DALE MATHESON CARR-HILTON LABONTE LLP

2006	$0	Williams & Webster, P.S., Certified Public Accountants
2005	$0	Williams & Webster, P.S., Certified Public Accountants

      (5)       Our audit committee's pre-approval policies and procedures described in paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X were that the audit committee pre-approve all accounting related activities prior to the performance of any services by any accountant or auditor.

      (6)       The percentage of hours expended on the principal accountant's engagement to audit our financial statements for the most recent fiscal year that were attributed to work performed by persons other than the principal accountant's full time, permanent employees was 0%.

D.       EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Our shares of common stock are traded on the Bulletin Board and accordingly there are no listing standard requirements for an audit committee.

E.       PURCHASES OF EQUITY SECURITIES BY THE ISSUER/AFFILIATED PURCHASERS

Not Applicable

PART III

ITEM 17.       FINANCIAL STATEMENTS

Our fiscal year end is June 30. We will provide audited financial statements to our stockholders on an annual basis; the statements will be prepared by a firm of Independent Public Accountants. No financial statements are included with this report. We anticipate the availability of such financial statements within the next two weeks.

ITEM 18.       FINANCIAL STATEMENTS

Not applicable. Financial statements are provided under Item 17.

ITEM 19.       EXHIBITS

A.       Financial Statements of Registrant.

The following financial statements, together with the reports of our independent accountants, are filed as part of this registration statement.

B.       Exhibits.

The following Exhibits are incorporated herein by reference from the Registrant's Form SB-2 Registration Statement filed with the Securities and Exchange Commission, SEC file #333-70836 on October 3, 2001. Such exhibits are incorporated herein by reference pursuant to Rule 12b-32:

Exhibit No.	Document Description

3.1	Articles of Incorporation.
3.2	Amended Articles of Incorporation.
3.3	Amended Articles of Incorporation.
3.4	Special Resolution.
3.5	Board Resolution authorizing split on 9/20/01.
3.6	Board Resolution authorizing amended split on 12/20/01.
3.7	Board Resolution authorizing spin-off.
3.8	Memorandum of Articles authorizing 20,000,000 shares of common stock.
3.9	Board resolution authorizing amended split at 3/30/02.
4.1	Specimen Stock Certificate.
10.1	Agreement with Amazon.com.
10.2	Agreement with Half.com.
99.1	Form F-X.

The following Exhibits are incorporated herein by reference from the Registrant's Form S-8 Registration Statement filed with the Securities and Exchange Commission, SEC file #333-106444 on June 25, 2003. Such exhibits are incorporated herein by reference pursuant to Rule 12b-32:

Exhibit No.	Description

10.1	2003 Nonqualified Stock Option Plan.

The following Exhibits are incorporated herein by reference from the Registrant's Form 10-KSB filed with the Securities and Exchange Commission, on September 25, 2003. Such exhibits are incorporated herein by reference pursuant to Rule 12b-32:

Exhibit No.	Description

14.1	Code of Ethics
99.1	Audit Committee Charter
99.2	Disclosure Committee Charter

The following Exhibits are incorporated herein by reference from the Registrant's Form S-8 Registration Statement filed with the Securities and Exchange Commission, SEC file #333-127208 on August 4, 2005. Such exhibits are incorporated herein by reference pursuant to Rule 12b-32:

Exhibit No.	Description

10.1	2005 Nonqualified Stock Option Plan.

The following Exhibits are incorporated herein by reference from the Registrant's Form S-8 Registration Statement filed with the Securities and Exchange Commission, SEC file #333-130469 on December 19, 2005. Such exhibits are incorporated herein by reference pursuant to Rule 12b-32:

Exhibit No.	Description

10.1	2005A Nonqualified Stock Option Plan.

The following exhibits are filed with this report

Exhibit No.	Document Description
12.1	Certification of the chief executive officer and chief financial officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification by the chief executive officer and chief financial officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on this 16th day of January 2007.

VIRTUAL MEDIA HOLDINGS INC.
(Registrant)

BY:	STEVEN GASPAR
Steven Gaspar, President, Principal Executive Officer, Treasurer, Principal Financial Officer, Principal Accounting Officer, and member of the Board of Directors

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following person on behalf of the Registrant and in the capacities.

Signatures	Title	Date

STEVEN GASPAR	President, Principal Executive Officer,	January 16, 2007
Steven Gaspar	Treasurer, Principal Financial Officer and a member of the Board of Directors

CHRISTOPHER GASPAR	Vice President and a member of the	January 16, 2007
Christopher Gaspar	Board of Directors