Form 20-F
period 2007-07-30
Virtual Media Holdings Inc.
filed 2007-12-28
CIK 1160164

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 20-F

VIRTUAL MEDIA HOLDINGS INC.

FILE NO. 333-70836

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934, for the fiscal year ended: JUNE 30, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934, for the transition period from

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

VIRTUAL MEDIA HOLDINGS INC.

(Exact name of registrant as specific in its charter)

Province of British Columbia, Canada

(Jurisdiction of incorporation or organization)

40218 Wellsline Road

Abbotsford, British Columbia

Canada V3G 2K7

(Address of principal executive offices, including Postal Code)

Registrant’s area code and telephone number: (604) 807 4957

Name of each exchange on which registered: None

Securities to be registered pursuant to Section 12(g) of the Act:

Title of each class: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Title of each class: Common Stock

The number of shares of common stock outstanding at December 18, 2007 is 96,347,042

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ YES    ☐ NO

Indicate by check mark which financial statement item the registrant has elected to follow:

☒ ITEM 17    ☐ ITEM 18

(APPLICABLE ONLY TO REGISTRANTS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13, or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☒ YES    ☐ NO

EXHIBIT INDEX BEGINS ON PAGE        .

INTRODUCTION

We were incorporated pursuant to the Company Act (British Columbia) on August 24, 1989. We are a Internet based sales company engaged sale of products over the Internet. We commenced operations on August 24, 1989.

We publish our financial statements expressed in US Dollars and prepare a compilation statement to comply with U.S. GAAP. In this document, references to “US dollars” or “US$” are to the currency of the United States of America.

Our fiscal year ends on June 30 of each year. References in this document to a particular year are to the fiscal year unless otherwise indicated.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

A. Directors and Senior Management

The name, age and position held by our directors and officers is as follows:

Name and Address	Age	Position(s)
James Carroll	age 57	Chief Executive Officer, Treasurer, Member of the Board of Directors
40218 Wellsline Road
Abbotsford BC
Canada V3G 2K7

Slawomir Kownacki	age 31	President and a Member of the Board of Directors
1210 London Street
New Westminster BC
Canada V3M 2Z6

Leonard J Klassen	age 68	Member Board of Directors
17550 Ocean Park Road
Surrey BC V4A 3M1

B. Advisors

None

C. Auditors

Our auditor is:

DALE MATHESON CARR-HILTON LABONTE LLP

CHARTERED ACCOUNTANTS

1500 - 1140 West Pender Street

Vancouver, British Columbia V6E 4G1

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3. KEY INFORMATION

A. Selected Financial Data

Selected Consolidated Financial Data

Our financial statements are not included herein at this time. We anticipate filing them by the end of January 2008. The reason for this delay is that a forensic audit is being completed by Greg Draper, CGA, CFE Forensic Services , Meyers Norris Penny LLP.

300, 622 - 5th Ave. S.W. Calgary Alberta Canada T2P 0M6 (phone 403 263 3385).

This is being done at the request of our auditors Dale Matheson Carr-Hilton Lebonte as their audit could not fully answer all outstanding issues.

B. Capitalization and Indebtedness

Financial information as at June 30, 2007 and June 30, 2006 are unavailable at the present time. We anticipate filing an amendment to this Form 20-F once the forensic audit is completed, including the information required by this item.

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

2. We have a incurred continual operating losses which may continue into the future. We have suspended our sales operations as they where unprofitable and we are currently working to bringing in a new line of products that will be profitable. We began operating in 2001. Our operating losses continue and may continue into the future. Our ability to achieve and maintain profitability and positive cash flow is dependent upon:

•	our ability to obtain new products to sell that will provide sufficient margins to be profitable.
•	our ability to continue generate revenues and traffic to our websites.
•	our ability to maintain an ongoing relationship with linked sales sites.
•	our ability to reduce our operational costs.
•	our ability to raise capital to aid in our expansion plans.

Based upon current plans, we expect to incur any further operating losses in future periods. We cannot guarantee that we will be successful in generating sufficient revenues in the future to cover all our costs. Failure to do so could cause us to go out of business.

3. If we don’t raise additional capital we may go out of business. We are in the early stage of growth and need additional capital in order to stabilize our operations. If we are unable to raise additional capital we may have to suspend expansion plans until we do or go out of business.

4. We have conducted limited in-house market research, but there is uncertainty that we will be successful in securing new products for sale. We are conducting ongoing market research. If there is not sufficient demand for our products, or we can not remain competitive, it is possible that we may never make a profit. If we do not make a profit in the foreseeable future, we may be unable to continue operations.

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

7. Because the SEC imposes additional sales practice requirements on brokers who deal in our shares which are penny stocks, some brokers may be unwilling to trade them. This means that investors may have difficulty in reselling shares and this may cause the price of the shares to decline. Our shares qualify as penny stocks and are covered by Section 15(g) of the Securities Exchange Act of 1934 which imposes additional sales practice requirements on broker/dealers who sell our securities in this offering or in the aftermarket. For sales of our securities, the broker/dealer must make a special suitability determination and receive a written agreement prior to making a sale to an investor. Because of the imposition of the foregoing additional sales practices, it is possible that brokers will not want to make a market in our shares. This could prevent you from reselling your shares and may cause the price of the shares to decline.

ITEM 4. INFORMATION ON THE COMPANY

A.	History and Development

We were incorporated in the Province of British Columbia on August 24, 1989. From incorporation in August 1989 until August 1999, the Company’s only operation consisted of developing an Internet web-site. The web-site was developed by our past president. In August 1999, we changed our name to VMH VideoMovieHouse.com Inc. and become operational on May 15, 2001. Until October 2005 the company was heavily reliant upon revenues from direct sales of it’s own DVD and VHS format video products as a third party seller on other company’s website’s while at the same time selling movies on it’s own website.

The Company changed its name to Virtual Media Holdings Inc on May 18, 2006, and became the operator of a website that allowed other companies to sell their products on our website for a commission based on a percentage of the sale. As the commissions were not sufficient to cover operating costs we discontinued the program.

Currently we are in negotiations to purchase a private company that has patented products with good cash flow and a potential market that is world wide. Should this merger prove to be unsuccessful we will look to acquire another product line.

B.	Business Overview

We have temporarily suspended active selling over the Internet until we complete the forensic audit and settled outstanding legal issues with previous officers, directors and a former employee. We currently have a new website under development that will be launched upon settlement of outstanding accounting and legal issues.

On May 18, 2006, we changed our name to Virtual Media Holdings Inc. as it was felt that this change in name would better reflect our direction to selling products over the Internet, as the old name referred to only movies. The new name reflects the fact that we are now selling all media products over the internet.

During the fiscal year ending June 30, 2007, we have used the limited capital available to cover legal and accounting expenses to resolve issues left over from previous management. Due to lack of capital and not being in a position to raise substantial capital due to these issues, our business has suffered and income is non existent.

Related Events

On August 9, 2002, the Securities and Exchange Commission declared our Form SB-2 Registration Statement effective.

On September 1, 2002, we spun off 14,221,750 shares of common stock to shareholders of First American Scientific Corp. (“FASC”), our then parent corporation.

On June 23rd, 2005 we entered the online DVD rental market and began renting DVDs to customers living in the U.S.A. and Canada.

On July 27, 2005 we received NASD approval to begin trading on the over-the-counter on the Bulletin Board under the symbol “VMHVF”.

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

On June 9, 2006, our Bulletin Board symbol was changed to “VMHIF”

On July 11th, 2006 we launched our new website, VMHsales.com, which expanded our offerings to include books and to also have the capacity to offer various other products for sale besides media items.

January 8, 2007 Steve Gaspar and Christopher Gaspar resign as officers and directors of the company and a new board of directors was installed.

July 2007, The Company initiated proceedings in the Supreme court of British Columbia seeking the cancellation of 34,678,993 common shares that the Company alleges were improperly issued by former management prior to January, 2007.

October 4, 2007. The Company provided a report to the SEC identifying suspected irregularities in the conduct of the Company’s affairs under previous management. These matters remain the subject of the ongoing forensic audit.

November 30, 2007 a statement was made to Abbotsford Police Department file number 07-49607 outlining irregularities similar or identical to those reported to the SEC. The Police Department has forwarded the matter to the British Columbia Security Commission for their input as to the best procedure for handling the information provided.

December 11, 2007 a statement was made to Federal Bureau of Investigations in Las Vegas in regards to NSF cheque in the amount of $15,000 and certain irregularities involving shares of Virtual Media Holdings Inc by former employee and director Brian Dean Holden. The $15,000 cheque was for a private placement of one (1) million shares, Mr. Holden has refused to return the shares or make good his cheque.

Insurance

We not maintain any insurance at this time.

Employees

At present, we do not have any employees working for the company. The CEO Jim Carroll has worked full time for the company and received no compensation, however he is accruing $10,000 per month in salary owed. Slawomir Kownacki is doing work on a part time basis and will be compensated for time worked. He is currently developing the new website and will work full time once outstanding issues resolved.

Our Offices

We currently have use of an office located at 40218 Wellsline Road Abbotsford BC Canada V3G 2K7. The company is not paying for the use of this office.

C.	Organizational Structure

Not applicable

D.	Property, Plants and Equipment

N/A

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Management’s Discussion and Analysis of Financial Condition and Results of Operations

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

Our financial statements are not included herein at this time. We anticipate filing an amendment to this Form 20-F once the forensic audit is completed, including the audited financial statements required by Form 20-F. Accordingly, we are unable to provide a discussion and analysis of our financial condition. Our discussion and analysis of our financial condition will provided concurrently with the filing of our financial statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The name, age and position held by our directors and officers is as follows:

Name and Address	Age	Position(s)
James Carroll 40218 Wellsline Road Abbotsford BC Canada V3G 2K7	age 57	Chief Executive Officer, Treasurer, Member of the Board of Directors

Slawomir Kownacki 1210 London Street New Westminster BC Canada V3M 2Z6	age 31	President of and a Member of the Board of Directors

Leonard J Klassen 1755 Ocean Park Road Surrey BC V4A 3M1	age 68	Member Board of Directors

Background of Officers and Directors

Since January 8, 2007, Mr. James Carroll has been the chief executive officer, treasurer, chief financial officer and a member of the board of directors. From February 1, 2004 until July 15, 2005 Mr Carroll , was the Chief Operating Officer and a Member of the Board of Directors. Prior to this Mr Carroll was a self employed businessman 15 years after having a successful career in banking.

Mr Slawomir Kownacki has over 10 years experience in Software Development, Ranging from small stand alone applications and websites to fully developed database driven windows and web applications.

Has done numerous database driven websites, both in the social networking arena and corporate intranets.

Mr. Klassen has been a successful self employed businessman since returning to Canada in 1986. He has been involved in Real Estate Development and the Food Brokerage business. Prior to returning to Canada in 1986, he was a Vice President for a major U.S. bank. He spent 24 years in the banking industry in California and Southeast Asia.

Involvement in Certain Legal Proceedings

The Company has started proceedings to cancel 34,678,993 common shares , as disclosed above.

We are also involved in several legal actions initiated in British Columbia by Steve Gaspar, Christopher Gaspar and Stephen Gaspar who are former directors of the Company, and Stephen Gaspar and Jonathan Gaspar. These individuals seek to enforce employment contracts and stop the cancellation of shares issued in their names. We have filed countersclaims alleging breach of duty to the Company and we expect this to go to court in 2008.

We have been sued in the State of Nevada by Brian Holden seeking to enforce an employment contract. We have entered an answer and initiated countersclaim against Mr. Holden.

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

The following table sets forth information with respect to compensation we paid to our chief executive officer and the other highest paid executive officers (the Named Executive Officer) during the three most recent fiscal year

Summary Compensation Table

						Long Term Compensation
		Annual Compensation				Awards	Payouts
(a)		(b)	(c)	(d)	(e)	(f)	(g)	(h)
Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation	Restricted Stock Awards	Securities Underlying Options/ SARs	LTIP Payouts	All Other Compensation
James Carroll	2007	120,000
Slawomir Kownacki	2007	50,000

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

Future Compensation of Our Officers

For the fiscal year ending June 30, 2008, we will pay James Carroll $120,000 and Slawomir Kownacki $120,000.

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

Compensation of Directors

For the year January 1, 2007 to December 31, 2007 all three members of the board of directors received compensation of $15,000 for serving as directors.

We do not expect to pay any salaries to our officers, except James Carroll and Slawomir Kownacki as they have been deferred until 2008.

Indemnification

Pursuant to our Articles of Incorporation, we may indemnify an officer or director who is made a party to any proceeding, including a law suit, because of his position, if he acted in good faith and in a manner he reasonably believed to be in our best interest. In certain cases, we may advance expenses incurred in defending any such proceeding. To the extent that the officer or director is successful on the merits in any such proceeding as to which such person is to be indemnified, we must indemnify him against all expenses incurred, including attorney’s fees. With respect to a derivative action, indemnity may be made only for expenses actually and reasonably incurred in defending the proceeding, and if the officer or director is judged liable, only by a court order. The indemnification is intended to be to the fullest extent permitted by the laws of the province of British Columbia.

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

We are listed for trading on the Bulletin Board owned by the National Association of Securities Dealers, Inc. under the trading symbol VMHIF. The following table sets forth the closing high and low bid prices of the common stock for each quarter within the last two years. The quotations reflect inter-dealer prices and do not represent retail mark-ups, markdowns, commissions, and may not reflect actual transactions. We were listed on the OTCBB on July 27th, 2005.

	Quarter ended	High Bid	Low Bid
2004
	September 30	$0.00	$0.00
	December 31	$0.00	$0.00
2005
	March 31	$0.00	$0.00
	June 30	$0.00	$0.00
	September 30	$0.18	$0.08
	December 31	$0.03	$0.026

2006
	March 31	$0.035	$0.03
	June 30	$0.05	$0.03
	September 30	$0.055	$0.04
	December 31	$0.038	$0.026
2007
	March 31	$0.04	$.0012
	June 30	$0.085	$0.024
	September 30	$0.018	$0.0075
	December 31	$0.013	$0.0055

We have no outstanding options or warrants, or other securities convertible into, common equity. Of the 96,347,042 shares of common stock 61,918,049 are free trading and 34,428,993 are restricted securities

Dividends

We have not declared any cash dividends, nor do we intend to do so. We are not subject to any legal restrictions respecting the payment of dividends, except that they may not be paid to render us insolvent. Dividend policy will be based on our cash resources and needs and it is anticipated that all available cash will be needed for our operations in the foreseeable future.

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

Rule 15g-9 requires broker/dealers to approved the transaction for the customer’s account; obtain a written agreement from the customer setting forth the identity and quantity of the stock being purchased; obtain from the customer information regarding his investment experience; make a determination that the investment is suitable for the investor; deliver to the customer a written statement for the basis for the suitability determination; notify the customer of his rights and remedies in cases of fraud in penny stock transactions; and, the NASD’s toll free telephone number and the central number of the North American Administrators Association, for information on the disciplinary history of broker/dealers and their associated persons. The application of the penny stock rules may affect your ability to resell your shares.

The NASD has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative low priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status, investment objectives and other information. Under interpretations of these rules, the NASD believes that there is a high probability that speculative low priced securities will not be suitable for at least some customers. The NASD requirements make it more difficult for broker-dealers to recommend that their customers buy our common stock, which may have the effect of reducing the level of trading activity and liquidity of our common stock. Further, many brokers charge higher transactional fees for penny stock transactions. As a result, fewer broker-dealers may be willing to make a market in our common stock, reducing a stockholder’s ability to resell shares of our common stock.

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

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities Remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a) (c)
Equity compensation plans approved by security holders	0	0	0

Equity compensation plans not approved by securities holders
2003 Plan	0	0	0
2005 Plan	0	0	0
2005A Plan	0	0	0

Total	0	0	0

B.	Plan of Distribution

Not applicable

C.	Markets

Our shares are not traded on any exchanges. Our shares are quoted on the Bulletin Board operated by the National Association of Securities Dealers, Inc. under the symbol “VMHIF.”

D.	Holders

As of September 14, 2006, we had approximately 5,200 shareholders of record of our common shares.

E.	Selling Shareholders

Not applicable

F.	Dilution

Not applicable

G.	Expenses of the Issue

Not applicable

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital

Common Stock

Our authorized capital stock consists of 200,000,000 shares of no par value common stock. The holders of our common stock:

•	have equal ratable rights to dividends from funds legally available if and when as and if declared by our board of directors;
•	are entitled to share ratably in all of our assets available for distribution to holders of common stock upon liquidation, dissolution or winding up of our affairs;
•	do not have preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions or rights; and
•	are entitled to one non-cumulative vote per share on all matters on which stockholders may vote.

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

Reports

After we complete this offering, we will not be required to furnish you with an annual report. Further, we will not voluntarily send you an annual report. We will be required to file reports with the SEC under section 15(d) of the Securities Act. The reports will be filed electronically. The reports we will be required to file are Forms 10-KSB, 10-QSB, and 8-K. You may read copies of any materials we file with the SEC at the SEC’ s Public Reference Room at 100 F Street, NE, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at (800) SEC-0330. The SEC also maintains an Internet site that will contain copies of the reports we file electronically. The address for the Internet site is www.sec.gov.

Stock Transfer Agent

Our stock transfer agent for our securities is Computershare 3rd Floor 510 Burrard Street Vancouver BC Canada V6C 3B9. Telephone 604 661 9400

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

Rule 144

In general, under Rule 144, a person, or group of persons whose shares are aggregated, that has beneficially owned any of our common shares that are restricted securities, as defined in Rule 144, for at least one year, is entitled to sell in the United States within any three-month period commencing 90 days after the date of this prospectus a number of shares that does not exceed the greater of:

•	1% of our common shares then outstanding, which will be approximately 135,378 shares immediately after this offering, or
•

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

e. There is no number of shares which must be owned for director’s qualification.

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

5. The annual general meeting of shareholders is called by written notice mailed by the board of directors to each shareholder of record. A quorum shall be a least two persons represented at the meeting either in person or by proxy. Resolutions must be passed by a majority (ie. more than 50%) of the votes cast by shareholders at general meeting. Extraordinary (special) general meetings are called by written notice mailed by the board of directors to each shareholder of record. The quorum remains the same for Extraordinary Meetings. There are no conditions of admission to the meetings. Special resolutions are required to amend our Memorandum or Articles, Special Resolutions must be passed by 75% of the votes cast by shareholders

6. There are no limitations on the rights to own securities, including the rights of non-resident or foreign shareholders to hold or exercise voting rights on the securities, imposed by the laws of British Columbia, or our articles or other constituent document.

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

Canadian Income Tax Consequences

The following summary discusses only the Canadian federal income tax considerations generally applicable to a holder (a “Holder”) of one or more shares of our common stock, for the purposes of the Income Tax Act (Canada) (the “Tax Act”) is a non-resident of Canada who holds common shares as capital property. The summary deals with the provisions of the Tax Act in force on 2/28/2005. It discusses all material matters; but might not discuss all the tax consequences that may be relevant to particular holders in light of their circumstances or to holders subject to special rules. Holders and prospective holders are urged to consult with their own tax advisers with respect to their particular circumstances.

Dividends

A Holder will be subject to Canadian withholding tax (“Part XIII Tax”) equal to 25%, or such lower rate as may be available under an applicable tax treaty, of the gross amount of any dividend paid or deemed to be paid on common shares. Under the Canada-U.S. Income Tax Convention (1980) as amended by the Protocols signed on 6/14/1983, 3/28/1984, 3/17/1995, and 7/29/1997 (the “Treaty”), the rate of Part XIII Tax applicable to a dividend on common shares paid to a Holder who is a resident of the United States and who is the beneficial owner of the dividend, is 5%. If the Holder is a company that owns at least 10% of our voting stock paying the dividend, and, in all other cases, the tax rate is 15% of the gross amount of the dividend. We will be required to withhold the applicable amount of Part XIII Tax from each dividend so paid and remit the withheld amount directly to the Receiver General for Canada for the account of the Holder.

Disposition of Common Shares

A Holder who disposes of a common share, including by deemed disposition on death, will not normally be subject to Canadian tax on any capital gain (or capital loss) thereby realized unless the common share constituted “taxable Canadian property” as defined by the Tax Act. Generally, a common share of a public corporation will not constitute taxable Canadian property of a Holder if the share is listed on a prescribed stock exchange unless the Holder or persons with whom the Holder did not deal at arm’s length alone or together held or held options to acquire, at any time within the five years preceding the disposition, 25% or more of the shares of any class of our capital stock. The Canadian Venture Exchange is a prescribed stock exchange under the Tax Act. A Holder who is a resident of the United States and realizes a capital gain on a disposition of a common share that was taxable Canadian property will nevertheless, by virtue of the Treaty, generally be exempt from Canadian tax thereon unless (a) more than 50% of the value of the common shares is derived from, or from an interest in, Canadian real estate, including Canadian mineral resource properties, (b) the common share formed part of the business property of a permanent establishment that the Holder has or had in Canada within the 12 month period preceding the disposition, or (c) the Holder is an individual who (i) was a resident of Canada at any time during the 10 years immediately preceding the disposition, and for a total of 120 months during any period of 20 consecutive years, preceding the disposition, and (ii) owned the common share when he ceased to be resident in Canada.

A Holder who is subject to Canadian tax in respect of a capital gain realized on a disposition of a common share must include three quarters of the capital gain (taxable capital gain) in computing the Holder’s taxable income earned in Canada. The Holder may, subject to certain limitations, deduct three-quarters of any capital loss (allowable capital loss) arising on a disposition of taxable Canadian property from taxable capital gains realized in the year of disposition in respect to taxable Canadian property and, to the extent not so deductible, from such taxable capital gains realized in any of the three preceding years or any subsequent year.

United States Federal Income Taxation Considerations

For federal income tax purposes, an individual who is a citizen or resident of the United States or a domestic corporation (“U.S. Taxpayer”) will recognize a gain or loss on the sale of our common shares equal to the difference between the proceeds from such sale and the adjusted tax basis of the common shares. The gain or loss will be a capital gain or capital loss if the our common shares are a capital asset in U.S. Taxpayer’s hands.

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

The tax consequences to any particular holder of common stock will vary according to the status of that holder as an individual, trust, corporation or member of a partnership, the jurisdiction in which that holder is subject to taxation, the place where that holder is resident and, generally, according to that holders particular circumstances. This summary is applicable only to holders who are resident in the United States, have never been resident in Canada, deal at arm’s length with us, hold their common stock as capital property and who will not use or hold the common stock in carrying on business in Canada. Special rules, which are not discussed in this summary, may apply to a United States holder that is an issuer that carries on business in Canada and elsewhere.

This summary is based upon the “provisions” of the Income Tax Act of Canada and the regulations issued thereunder (collectively, the Tax Act or ITA) and the Canada-United States Tax Convention (the Tax Convention) as at the date of the registration statement and the current administrative practices of Canada Customs and Revenue Agency. This summary does not take into account provincial income tax consequences.

We urge each holder to consult his own tax advisor with respect to the income tax consequences applicable to him in his own particular circumstances.

F.	Dividends and Paying Agents

Not applicable

G.	Statement by Experts

None at this time.

H.	Documents on Display

All material documents referred to herein have been filed as exhibits to this Form 20-F or at our office at 40218 Wellsline Road, Abbotsford, British Columbia, Canada V3G 2K7. Our telephone number is (604) 807-4957

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

No Disclosure Necessary

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

No Disclosure Necessary

ITEM 15. CONTROLS AND PROCEDURES

We carried out an evaluation, under the supervision and with the participation of our management, including our president, of the effectiveness of the design and operation of our “disclosure controls and procedures” [as defined in the Exchange Act Rule 13a-15(e)] as of the end of the period covered by this report. Based upon that evaluation, our president concluded that our disclosure controls and procedures are effective in timely alerting them to material information relating to our company required to be included in our periodic SEC filings, and that information is recorded, processed, summarized and reported as and when required.

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

2007	$46,640	DALE MATHESON CARR-HILTON LABONTE LLP
	$10,000	Meyer Norris Penny LLP
2006	$10,000	DALE MATHESON CARR-HILTON LABONTE LLP
2005	$0	DALE MATHESON CARR-HILTON LABONTE LLP
2006	$8,000	Williams & Webster, P.S., Certified Public Accountants
2005	$24,000	Williams & Webster, P.S., Certified Public Accountants

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

(5) Our audit committee’s pre-approval policies and procedures described in paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X were that the audit committee pre-approve all accounting related activities prior to the performance of any services by any accountant or auditor.

(6) The percentage of hours expended on the principal accountant’s engagement to audit our financial statements for the most recent fiscal year that were attributed to work performed by persons other than the principal accountant’s full time, permanent employees was 0%.

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

The following Exhibits are incorporated herein by reference from the Registrant’s Form SB-2 Registration Statement filed with the Securities and Exchange Commission, SEC file #333-70836 on October 3, 2001. Such exhibits are incorporated herein by reference pursuant to Rule 12b-32:

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

The following Exhibits are incorporated herein by reference from the Registrant’s Form S-8 Registration Statement filed with the Securities and Exchange Commission, SEC file #333-106444 on June 25, 2003. Such exhibits are incorporated herein by reference pursuant to Rule 12b-32:

Exhibit No.	Description
10.1	2003 Nonqualified Stock Option Plan.

The following Exhibits are incorporated herein by reference from the Registrant’s Form 10-KSB filed with the Securities and Exchange Commission, on September 25, 2003. Such exhibits are incorporated herein by reference pursuant to Rule 12b-32:

Exhibit No.	Description
14.1	Code of Ethics
99.1	Audit Committee Charter
99.2	Disclosure Committee Charter

The following Exhibits are incorporated herein by reference from the Registrant’s Form S-8 Registration Statement filed with the Securities and Exchange Commission, SEC file #333-127208 on August 4, 2005. Such exhibits are incorporated herein by reference pursuant to Rule 12b-32:

Exhibit No.	Description
10.1	2005 Nonqualified Stock Option Plan.

The following Exhibits are incorporated herein by reference from the Registrant’s Form S-8 Registration Statement filed with the Securities and Exchange Commission, SEC file #333-130469 on December 19, 2005. Such exhibits are incorporated herein by reference pursuant to Rule 12b-32:

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

VIRTUAL MEDIA HOLDINGS INC. (Registrant)

BY:	JAMES CARROLL
James Carroll Chief Executive Officer, Principal Executive Officer, Treasurer, Principal Financial Officer, Principal Accounting Officer, and member of the Board of Directors

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following person on behalf of the Registrant and in the capacities.

Signatures	Title	Date

JAMES CARROLL	Chief Executive Officer, Principal Executive Officer Treasurer, Principal Financial Officer and a member of the Board of Directors	December 27, 2007
James Carroll

SLAWOMIR KOWNACKI	President and a member of the Board of Directors	December 27, 2007
Slawomir Kownacki