Form 20-F/A
period 2006-06-30
Biomass Secure Power Inc
filed 2010-05-28
CIK 1160164

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 20-F / A

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

BIOMASS SECURE POWER INC
Previously called VIRTUAL MEDIA HOLDINGS INC.
(Exact name of registrant as specific in its charter)

Province of British Columbia, Canada
(Jurisdiction of incorporation or organization)

40218 Wellsline Road
Abbotsford, British Columbia
Canada V2G 2K7
(Address of principal executive offices, including Postal Code)

Registrant's area code and telephone number: (604) 807 4957

Name of each exchange on which registered: None

Securities to be registered pursuant to Section 12(g) of the Act:

The following financial statements and comments represent are submitted as an amendment to 20F filing of January 16, 2007 for year ended June 30, 2006.

Virtual Medial Holdings, Inc.
Balance Sheet

	June 30,	June 30,
	2006	2005
	(unaudited)
ASSETS

CURRENT ASSETS
Cash	53,762	$32,397
Accounts receivable	16,618	30,449
Prepaid expenses	1,324	-
Sales tax receivable	4,370	17,732
Inventory	104,909	445,125
TOTAL CURRENT ASSETS	180,983	525,703
PROPERTY AND EQUIPMENT
Property and equipment, net	38,688	22,693
TOTAL PROPERTY AND EQUIPMENT	38,688	22,693
OTHER ASSETS
Website and technology, net of amortization	21,667	43,162
DVD Marketplace assets, net of amortization	123,888	-
Deposits	4,587	5,209
TOTAL OTHER ASSETS	150,142	48,371

TOTAL ASSETS	$369,813	$596,767

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable and accrued expenses	$293,974	$471,053
Refunds due - Amazon	37,309	-
Line of credit	22,831	16,906
Payable to director	44,432
TOTAL CURRENT LIABILITIES	398,546	487,959

COMMITMENTS AND CONTINGENCIES	-	-

STOCKHOLDERS' EQUITY

Common stock,no par, 200,000,000 shares authorized; 79,581,348 and 32,793,757 shares issued and outstanding, respectively	88,165
Subscription receivable	(15,000)
Deferred compensation	(130,000)
Additional paid in capital	4,752,645	1,106,483
Accumulated deficit	(4,724,543)	(997,675)
TOTAL STOCKHOLDERS'EQUITY	(28,733)	108,808

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$369,813	$596,767

Virtural Media Holdings, Inc.

Statement of Operations

	Year Ended

	June 30	June 30
	2006	2005
	(unaudited)	(unaudited)

REVENUES, net of refunds and charge backs	$1,140,346	$3,600,049

COST OF GOODS SOLD	830,342	2,315,272

GROSS PROFIT	310,004	1,284,777

EXPENSES
Consulting	190,328	225,284
Sales and marketing expense	808,301	929,771
General and administrative	171,262	42,399
Website and server	80,949	14,236
Amortization and depreciation	40,504	30,720
Professional fees	420,035	47,500
Rent and lease	19,282	15,470
Management salaries	2,008,459	-
Wages	309,401	226,018
Foreign currency transaction (gain) loss	(11,649)
TOTAL EXPENSES	4,036,872	1,531,398

LOSS FROM OPERATIONS	(3,726,868)	(246,621)

OTHER INCOME (EXPENSES)
Interest expense	-	(2,218)
Miscellaneousexpense		(1,341)
TOTAL OTHER INCOME (EXPENSES)	-	(3,559)

INCOME (LOSS) BEFORE INCOME TAXES	(3,726,868)	(250,180)

INCOME TAXES	-	-

NET INCOME (LOSS)	(3,726,868)	(250,180)

BASIC AND DILUTED NET LOSS PER COMMON SHARE	$0.05	$0.01

WEIGHTED AVERAGE NUMBER OF BASIC AND DILUTED COMMON STOCK SHARES OUTSTANDING	60,554,094	30,050,757

Virtural Media Holdings, Inc.

Statements of Stockholders' Equity June 30, 2006

				Total
	Common Stock		Accumulated	Stockholder's
	Shares	Amount	Deficit	Equity
Balance, July I, 2005	32,793,757	$1,106,483	$(997,675)	$108,808

Payment for stock previously issued from the exercise of options	0	8,584		8,584
Stock issued for services at $0.01 to $0.21 per share	44,802,591	3,528,368		3,528,368

Stock issued from private placement at $0.02 to $0.075 per share	1,985,000	52,375		52,375

Net loss for the year ended June 30, 2006			(3,726,868)	(3,726,868)

Balance, June 30, 2006	79,581,348	$4,695,810	$(4,724,543)	$(28,733)

Virtual Media Holdings, Inc.
Statements of Cash Flows

		Year Ended
		June 30,	June 30,
		2006	2005
		(unaudited)	(unaudited)
			(Restated)
CASH FLOWS FROM OPERATING ACTIVITIES
Net Loss (loss)		$(3,726,868)	$(250,180)
Adjustments to reconcile net loss to net cash provided
(used) by operations:
Amortization and depreciation		40,504	30,720
Stock issued for services		3,528,368	206,500
Stock issued for website			65,000
Stock issued for employee bonuses			2,410
Options issued for services			15,900
(Increase) decrease in:
Receivables		31,563	16,073
Inventory		340,216	(219,157)
Deposits		622	(804)
Prepaid expenses		(1,324)
Increase (decrease) in:
Accounts payable - related parties		-	(7,532)
Accounts payable		(181,449)	169,226
Line of credit		5,925
Refunds payable to Amazon		37,309
Net cash provided (used) by operating activities		74,866	28,156

CASH FLOWS FROM INVESTING ACTIVITIES
Property & Equipment		(21,067)	(293)
Website		(172)	(65,000)
DVD Marketplace assets		(137,653)
Net cash (used) by investing activities		(158,892)	(65,293)

CASH FLOWS FROM FINANCING ACTIVITIES
Due to director		44,432
Proceeds from exercise of options		8,584	9,025
Proceeds from issue of shares (private placement)		52,375
Note payable			10,487
Net cash provided (used) by financing activities		105,391	19,512

NET INCREASE (DECREASE) IN CASH		21,365	(17,625)
Other comprehensive gain (loss) - foreign currency translation

CASH - Beginning of period		32,397	50,022

CASH - End of period		$53,762	$32,397

SUPPLEMENTAL CASHFLOW DISCLOSURES
Interest expense paid		-	$2,837
Income taxes paid		-	$-

NON-CASH TRANSACTIONS
Common stock issued for services		$3,528,368	$287,400
Common stock issued for management fees	$		$2,410
Forgiveness of debt recorded as capital contribution	$		$33,321

Virtual Media Holdings, Inc.
Notes to Financial Statements
June 30, 2006

NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

VMH VideoMovieHouse.com Inc. (originally Flamingos Beach Resort Inc.) was Incorporated in the Province of British Columbia on March 7, 1989.

VMH VideoMovieHouse.com Inc. (hereinafter "VMH" or "the Company") has developed an internet sales site designed to sell videos, CDs, DVDs and books and, as technology advancements permit, to become a virtual video rental store. VMH possesses domain names, a web page, and technology for the sale of videos, DVD's, and CD's through the Internet.

In September 1999, the Company entered into an agreement with First American Scientific Corp. a Nevada corporation, whereby First American Scientific Corp. acquired 100% of the common shares of VMH in return for cash consideration of 5250,000. In September 2002, the Company completed a spin-off whereby VMH became an independent, publicly reporting entity. The Company is headquarter in Abbotsford, British Columbia, Canada. See Note 5.

The Company's year-end is June 301° .

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of VMH is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, which is responsible for their Integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied In the preparation of the financial statements.

Accounting Method

The Company uses the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Accounting for Stock Options and Warrants Granted to Employees and Nonemployees

Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (hereinafter "SFAS No. 123"), defines a fair value-based method of accounting for stock options and other equity instruments. The Company has adopted this method, which measures compensation costs based on the estimated fair value of the award and recognizes that cost over the service period.

Accounting Pronouncements Recent

In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 153. This statement addresses the measurement of exchanges of nonmonetary assets. The guidance in APB Opinion No. 29, "Accounting for Nonmonetary Transactions," is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in that opinion, however, included certain exceptions to that principle. This statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This statement is effective for financial statements for fiscal years beginning after June 15, 2005. Earlier application is permitted for nonmonetary asset exchanges incurred during fiscal years beginning after the date of this statement is issued. Management believes the adoption of this statement will have no impact on the financial statements of the Company.

In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 152, which amends FASB statement No. 66, "Accounting for Sales of Real Estate," to reference the financial accounting and reporting guidance for real estate time-sharing transactions that is provided in AICPA Statement of Position (SOP) 04-2, "Accounting for Real Estate rime-Sharing Transactions." This statement also amends FASB Statement No. 67, 'Accounting for Costs and Initial Rental Operations of Real Estate Projects," to state that the guidance for (a) incidental operations and (b) costs Incurred to sell real estate projects does not apply to real estate time-sharing transactions. The accounting for those operations and costs is subject to the guidance in SOP 04-2. This statement is effective for financial statements for fiscal years beginning after June 15, 2005. Management believes the adoption of this statement will have no impact on the financial statements of the Company.

In December 2004, the Financial Accounting Standards Board issued a revision to Statement of Financial Accounting Standards No. 123R, " Accounting for Stock Based Compensations." This statement supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees," and its related implementation guidance. This statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity Incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments. This statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. This statement does not change the accounting guidance for share based payment transactions with parties other than employees provided in Statement of Financial Accounting Standards No. 123. This statement does not address the accounting for employee share ownership plans, which are subject to AICPA Statement of Position 93-6, "Employers' Accounting for Employee Stock Ownership Plans." The Company has not yet determined the impact to its financial statements from the adoption of this statement.

In November 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 151, " Inventory Costs-- an amendment of ARB No. 43, Chapter 4." This statement amends the guidance in ARB No. 43, Chapter 4, "Inventory Pricing," to clarify the accounting for abnormal amounts of Idle facility expense, freight, handling costs, and wasted material (spoilage). Paragraph 5 of ARB 43, Chapter 4, previously stated that ".. . under some circumstances, items such as idle facility expense, excessive spoilage, double freight, and rehandling costs may be so abnormal as to require treatment as current period charges...." This statement requires that those items be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal." In addition, this statement requires that allocation of Fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Management does not believe the adoption of this statement will have any Immediate material impact on the Company.

Accounts Receivable

The Company carries its accounts receivable at net realizable value. As of June 30, 2006 and 2005, accounts receivable balances were $16,618 and $30,449, respectively.

The Company estimates bad debts utilizing the allowance method, based upon past experience and current market conditions. At June 30, 2006 and 2005, the Company determined that no allowance was required, as most sales are transacted via credit card or electronic transfer and therefore are considered immediately collectible.

Advertising Expenses

Advertising expenses consist primarily of costs incurred in the design, development, and printing of Company literature and marketing materials. The Company expenses all advertising expenditures as incurred. The Company's advertising expenses were $16,416 and $110, for the years ended June 30, 2006 and 2005, respectively.

Cash and Cash Eauivalents

For purposes of its statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

Compensated Absences

Employees of the Company's office in Abbotsford, B.C. are entitled, by Canadian law, to paid time off equal to four percent of their wages. At June 30, 2006 and 2005, the accrued amount is approximately $5,400 and $4,600, respectively.

Comprehensive Income

In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, 'Reporting Comprehensive Income" (hereinafter "SFAS No. 130"). SFAS No. 130 establishes standards for reporting and displaying comprehensive income, its components and accumulated balances. SFAS No. 130 is effective for periods beginning after December 15, 1997. The Company adopted this accounting standard, and its adoption has had no material effect on the Company's financial statements and disclosures.

Concentration of Risk

The Company maintains its cash accounts in primarily one commercial bank in Vancouver, British Columbia, Canada. The Company's cash accounts are business checking accounts in Canadian and United States dollars. The United States dollar account is not insured.

Derivative Instruments

The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (hereinafter "SFAS No. 133'), as amended by SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB No. 133", and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities", and SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities". These statements establish accounting and reporting standards for derivative instruments, Including certain derivative instruments embedded in other contracts, and for hedging activities. They require that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value.

If certain conditions are met, a derivative may be specifically designated as a hedge, the objective of which is to match the timing of gain or loss recognition on the hedging derivative with the recognition of (I) the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk or (II) the earnings effect of the hedged forecasted transaction. For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of change.

Historically, the Company has not entered into derivatives contracts to hedge existing risks or for speculative purposes. At June 30, 2005 and 2004, the Company has not engaged in any transactions that would be considered derivative instruments or hedging activities.

Fair Value of Financial Instruments

The carrying amounts for cash, accounts receivable, accounts payable and accrued liabilities approximate their fair value.

Foreign Currency Translation

The Company's functional currency is U.S. dollars. Assets and liabilities of the Company's operations are translated into U.S. dollars at the period-end exchange rates, and revenue and expenses are translated at the average exchange rates during the period. Exchange differences arising on translation are disclosed as a separate component of shareholders' equity. Realized gains and losses from foreign currency transactions are reflected in the Company's results of operations.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. This basis of accounting contemplates the recovery of the Company's assets and the satisfaction of its liabilities in the normal course of operations.

As shown in the accompanying financial statements, the Company has incurred an accumulated deficit of $4,724,543 through June 30, 2006 and has limited cash resources.

Management plans to undertake a comprehensive review of its ongoing business to substantially increase sales through current channels and develop new sales opportunities.

Management has established plans designed to increase the sales of the Company's products by advertising its products in newspapers, radio and television commercials and via e-mail in the British Columbia area and has established inbound links that connect directly to Its website from Half.com.

Management intends to seek additional capital from new equity securities offerings which will, if successful, provide funds needed to increase liquidity, fund internal growth and fully implement its business plan. However, there is no assurance that the Company will raise the required capital. If the Company is unable to raise the required capital, then it will assess its future business viability.

The Company's financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

Impared Asset Policy

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (hereinafter "SEAS No. 144"). SFAS No. 144 replaces SEAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." This standard establishes a single accounting model for long-lived assets to be disposed of by sale, including discontinued operations. SFAS No. 144 requires that these long-lived assets be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or discontinued operations. In complying with this standard, the Company reviews its long-lived assets quarterly to determine if any events or changes in circumstances have transpired which indicate that the carrying value of its assets may not be recoverable. The Company determines Impairment by comparing the undiscounted future cash flows estimated to be generated by its assets to their respective carrying amounts.

The Company does not believe any adjustments are needed to the carrying value of its assets at June 30, 2005 or June 30, 2004.

Inventory

Inventories, consisting of products available for sale, are recorded using the specific-identification method and valued at the lower of cost or market value. Inventory at June 30, 2006 and June 30, 2005 consists of DVD's and videos for resale at a cost of $104,909 and $445,125, respectively.

Loss Per Share

In June 1999, the Company adopted Statement of Financial Accounting Standards Statement (SFAS) No. 128, "Earnings Per Share." Basic earnings (loss) per share is computed using the weighted average number of common shares outstanding. Diluted net loss per share is the same as basic net loss per share as there are no common stack equivalents outstanding at the financial reporting dates.

Provision for Taxes

Income taxes are provided based upon the liability method of accounting pursuant to Statement of Financial Accounting Standards No. 109, ' Accounting for Income Taxes" (hereinafter "SFAS No.109"). Under this approach, deferred income taxes are recorded to reflect the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end. A valuation allowance is recorded against deferred tax assets if management does not believe the Company has met the more likely than not" standard imposed by SFAS No. 109 to allow recognition of such an asset.

At June 30, 2006 and June 30, 2005, the Company had net deferred tax assets of approximately $1,606,330 and $339,000, respectively, principally arising from net operating loss carryforwards for income tax purposes, which were calculated using a 34% average Canadian tax rate. As management of the Company cannot determine that It is more likely than not that the Company will realize the benefit of the net deferred tax asset, a valuation allowance equal to the net deferred tax asset has been recorded at each reporting date. The change in the deferred tax asset valuation allowance from June 30, 2004 to June 30, 2005 was $85,000.

The significant components of the deferred tax asset at June 30, 2005 and June 30, 2004 were approximately as follows:

	June 30,	June 30,
	2006	2005

Net operating loss carryforward	$4,724,500	$998,000

Deferred tax asset	$1,606,330	$339,000
Deferred tax asset valuation allowance	$(1,606,330)	$(339,000)

At June 30, 2006, the Company has net operating loss carryforwards of approximately $1,606,330 that begin to expire in the year 2020.

Revenue Recoonirion

The Company's policies on revenue and cost recognition are stated in Note 6.

Use of Estimates

The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Website Develooment

Effective January 1, 2000, the Company adopted SOP 98-1 as amplified by EITF00-2, "Accounting for Web Site Development Costs." In accordance with this early adoption, the Company has capitalized $126,155 In website development costs. These capitalized costs were amortized over three years.

NOTE 3 - PROPERTY AND EQUIPMENT

Equipment is recorded at cost before accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful lives of the assets. The useful lives of equipment for purposes of computing depreciation is three to fifteen years. Depreciation expense for the years ended June 30, 2006 and 2005 was $5,072 and $8,888, respectively.

The Company evaluates the recoverability of property and equipment when events and circumstances indicate that such assets might be impaired. The Company determines impairment by comparing the undiscounted future cash flows estimated to be generated by these assets to their respective carrying amounts. Maintenance and repairs are expensed as incurred. Replacements and betterments are capitalized. The cost and related reserves of assets sold or retired are removed from the accounts, and any resulting gain or loss is reflected in results of operations. The following table sets forth the Company's principal categories of property and equipment:

	June 30,	June 30,
	2006	2005

Office equipment	$31,250	$31,238
Leasehold improvements	43,998	20,858
Less accumulated depreciation	(36,560)	(29,395)

Total Property and Equipment	$38,688	$22,701

NOTE 4 - INTANGIBLE ASSETS

Technology and website are recorded at cost before accumulated amortization. Amortization is provided using the straight-line method over the estimated useful lives of the assets, which is three years. Amortization expense for technology and website for the years ended June 30, 2006 and 2005 was $21,667 and $21,667, respectively.

The following is a summary of technology and website:

	June 30,	June 30,
	2006	2005

Website	$191,155	$190,984
Less amortization	(169,489)	(147,822)

	21,666	43,162

Technology assets	250,000	250,000
Less amortization	(250,000)	(250,000)

	-	-

Total website and technology, net of amortization	$21,666	$43,162

NOTE 5 - DVD MARKETPLACE ASSETS

On December 2, 2005, VMH purchased the assets of DVD Marketplace for $75,000 from Wide Open Technologies Inc. ("Wide Doerr). All consideration was to be paid by the issuance of shares. In order to secure this transaction, VHM was asked to sign a non-interest bearing promissory note for $100,000, which would be offset by the issuance of the shares, and was secured against the assets of DVD Marketplace acquired by the Company. As of March 31, 2006, the following transactions transpired:

	Event	Amount
Date

December 2, 2005	Assets purchased	$100,000
December 2, 2005	Issuance of shares	(18,750)
January 8, 2006	Issuance of shares	(63,697)
January 23, 2006	Issuance of shares	(17,553)

June 30, 2006	Promissory note balance	$-

NOTE 6 - COMMON STOCK

The Company has 200,000,000 shares of no par common stock authorized.

In September 1999, the Company sold all its outstanding shares of common stock to First American Scientific Corp. for $250,000 cash. See Note 1.

Upon acquisition by First American Scientific Corp. ("FASC), the Company had one share of stock outstanding. Although FASC continued to pay expenses through contributions of capital, no additional shares were issued. On September 20, 2001, the Company's board of directors approved a forward split of 13,243,500 to one. Per-share amounts in the accompanying financial statements have been adjusted for the split. This was subsequently modified as of December 20, 2001 to be 14,222,750 to equal the shares necessary to distribute to FASC shareholders.

On June 11, 2001, the Company's board of directors recommended and approved a motion that VW/ VideoMovieHouse.com Inc. spin off into its own separate fully reporting company. In August 2002, the Company finalized its registration with the Securities and Exchange Commission to become a separate reporting entity. In September 2002, the Company issued 14,222,750 shares of common stock in accordance with the spin-off agreement. An additional seven shares of common stock were Issued to complete the stock exchange.

During the year ended June 30, 2006, the Company issued 1,985,000 shares from private placement proceeds of $52,375 and 44,802,591 shares in consideration for services performed with a fair market value of $3,528,368.

NOTE 7 - REVENUE AND COST RECOGNITION

The Company recognizes revenue for product sales when there is a mutually executed sales contract, when the products are shipped and title passes to customers, when the contract price and terms are fixed, and when collectibility is reasonably assured. All Internet sales are paid via credit card and are considered immediately collectible.

Cost of sales consists of the purchase price of products sold, related shipping charges if applicable, purchase returns, and foreign currency transaction gain or loss.

The Company has sub-distributor relationships with Half.com. When the Company acts as the subdistributor, it records accounts receivable for funds to be transferred to VMH's bank account. The transfer of funds usually takes four to fourteen days.

Economic Dependency

During the fiscal years ended June 30, 2006 and 2005, approximately 97% the Company's sales were through Amazon.com and Half.com.

NOTE 8 - RELATED PARTY TRANSACTIONS

No related party transactions noted for 2006 or 2005.

NOTE 9 - NOTES PAYABLE

On June 30, 2003, the Company converted accrued wages and expenses due to a former officer to an unsecured demand note in the amount of $60,449 with a 6% Interest rate and no stated date of maturity. During the period ending December 31, 2003 the note balance increased to $69,238. During the period ending June 30, 2004, 3,000,000 shares of the Company's common stock were issued as consideration for retirement of $60,000 of the aforementioned debt. The remaining balance of the note was cancelled by termination of a letter of credit.

On June 25, 2004, the Company issued a $19,500 unsecured demand note with a 12% interest rate and a stated maturity date of December 25, 2004. The note was issued in consideration for consulting services received from a related party. The balance, in addition to interest, was subsequently forgiven and recorded as contributed capital.

The Company has an operating line of credit with a Canadian bank for $26,500. The interest rate is prime plus 3.5%. At June 30, 2006, the balance on this line of credit was approximately $22,831.

NOTE 10 - COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company has a five-year lease agreement, which began on May 1, 2002, for office and warehouse space. The rent for this space is approximately $1,185 per month. The Company also pays a variable "top up" for its share of taxes and common area costs. Rent expense for the years ended June 30, 2006 and 2005 was $19,282 and $15,471, respectively.

Following Is a summary of projected lease payments for the next fiscal year:

2007	$13,000

NOTE 11 - COMMON STOCK OPTIONS

On March 24, 2004, the Company's board of directors approved the VMH VIdeoMoviellouse.com 2004 Nonqualified Stock Option Plan. This plan, subject to the authorization of the Company's board of directors, allows the Company to distribute up to 5,000,000 options on common stock shares to officers, directors, employees and consultants at an exercise price of up to $0.25 per share.

On October 8, 2004 the board of directors approved an increase In S-8 stock to 15,000,000 options on common stock shares to officers, directors, employees and consultants at an exercise price of up to $0.03 per share.

On August 4, 2005, the Company's board of directors approved the VMH 2005 Nonqualified Stock Option Plan. This plan, subject to the authorization of the Company's board of directors, allows the Company to distribute up to 12,000,000 options on common stock shares to officers, directors, employees and consultants at an exercise price of up to $0.15 per share.

As of June 30, 2006 there were no options outstanding

The following Is a summary of the Company's open stock option plans:

	Number of securities to be		Number of securities remaining
Equity compensation plans not	issued upon exercise of	Weighted-average exercise	available for future issuance under
approved by shareholders	outstanding options	price of outstanding options	equity compensation plans

2004 Stock Option Plan	-	-	70,000

Total	-	-	-

During the year ended June 30, 2004, the Company granted 3,400,000 common stock options at exercise prices ranging from $0.02 to $0.08 per share in consideration for debt retirement. The options were valued at $90,000. The Company also granted 100,000 common stock options as payment for consulting services valued at $5,000. These options were immediately exercised.

During the year ended June 30, 2005 the Company granted 190,000 common stock options for services. The options were exercised at the exercise price of 50.04.

The following is a summary of the status of fixed options outstanding at June 30, 2006:

		Weighted Average
	Number of	Exercise
	Shares	Price

Outstanding, July 1, 2005	-	$-
Granted	9,510,000	0.04
Exercised	(9,510,000)	0.04

Outstanding, June 30, 2006	-	$-

NOTE 12 - CONCENTRATIONS

The Company's revenues are derived predominantly from Half.com sales via the Internet.