Form 20-F/A
period 2007-06-30
Biomass Secure Power Inc
filed 2010-05-28
CIK 1160164

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 20-F/A

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

[ X ] ITEM 17 [   ] ITEM 18

(APPLICABLE ONLY TO REGISTRANTS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13, or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

[ X ]YES [   ] NO

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

ITEM 3 KEY INFORMATION

Management Discussion and Analysis

We are filing financial statements for year end June 30, 2007. Current management took over operation of the Company effective January 2007. Management attempted to complete audits for 2006 and 2007. However, Dale Matheson Carr-Hilton Labonte (DMCL) retained to complete the audits would not sign off on audits. At the request of DMCL a forensic auditor was engaged. The forensic auditor from Meyers Norris Penney was unable to satisfactorily answer questions DMCL had, therefore they would not sign off on an unqualified audit. We are confident that no cash was used improperly, however, the issuance of shares and commingling of personal and business accounts by management caused concerns. The statements have been produced on a cash basis and we are confident that they reflect the true position of the Company’s financial status.

The Statements of Shareholder Equity includes an entry in the amount of $239,972 to reflect items written off for debt cancellations from prior periods.

A complete review of the Company’s operation confirmed that the DVD Marketplace was a failure in all aspects as it failed to provide any revenue to the Company. An effort was made to improve the business but it was apparent that any further pursuit of this business model would only produce negative results. The decision was made to close this business and write off any book value the site and technology had.

A new business plan was still in development as of June 30, 2007 details will be included in the audited statements to be provided for 2008 and 2009 in the upcoming weeks.

The following is a summary of shares issued for the fiscal year ended June 30, 2007.

March 07 Jim Carroll, Len Klassen and Slawomir Kownacki each received one million shares to act as Directors and Officers of the Company. The shares were issued at current value of $0.015 and had a one year hold.

March 07 John Faulkner Cornelius and Gary Joseph Solomon each received 60,000 shares at $0.03 for web design and programming.

June 07 Cercan Communication received 250,000 shares with a one year hold @ $0.04 per share. The shares were issued under a contract to provide Investor Relations.

Jan 07 John Faulkner Cornelius and Gary Joseph Solomon each received 161,543 shares @ $0.027 for programming and web design.

Dec 24, 06 Brian Holden received 200,000 shares @ $0.015 private placement $3,000

Dec 15, 06 Brian Holden received 100,000 shares @ $0.02 for private placement $2,000

Dec 7, 06 John Faulkner Cornelius and Gary Joseph Solomon each received 95,135 shares @ $0.042 for web programming

Dec 7, 06 Brian Holden received 250,000 shares @ $0.042 for services

Dec 7, 06 Cal Kantonen received 1.5 million shares @ $0.037 $55,500 to assist in getting 2006 audit completed.

Dec 1, 06 Brian Holden received 100,000 shares @ $0.02 for a private placement $2,000

Nov 16, 06 Joe Bassi received 385,647 to pay salary owed in amount of $15,000.

Nov 16, 06 Jason Chan received 13,900 shares for $637.50 in programming.

John Faulkner Cornelius and Gary Joseph Solomon each received 104,593 @ $0.043 for programming

Nov 21, 06 Wilson Banks received 116,300 shares @ $0.043 Valued at $5,000 for graphic web design

Oct 25, 06 Brian Holden received 2.4 million shares @ 0.035 for salary $84,000

Oct 9/06 John Faulkner Cornelius and Gary Joseph Solomon each received 59,623 shares @ $0.053 for programming.

Oct 22, 06 Brian Holden received 200,000 shares @ $0.035 $7,000 as a bonus for finalizing partnership with IChapters.com, Textbooks.com both booksellers]

Sept 14, 06 John Faulkner Cornelius and Gary Joseph Solomon each received 69,022 shares @ $0.049 for programming

Sept 14, 06 Brian Holden received 300,000 shares @ $0.025 (actual value was $0.049 $14,700) $7500 as a bonus for signing Abebooks.com, Alibris.com, booksamilion.com all booksellers.

Aug 10, 06 John Faulkner Cornelius and Gary Joseph Solomon eacj received 47,679 shares@ $0.028 for programming.

July 28, 06 Brian Holden received 100,000 shares as a bonus @ $0.025 $2500

July 24, 06 Novak Capital received one million shares @ $0.025 for Industrial Relations.

July 24, 06 Jim Carroll received 3.5 million shares @ $0.025 to assist with financing and raising capital. These shares were returned to the Company in the next fiscal year.

July 4, 06 John Faulkner Cornelius and Gary Joseph Solomon each received 84,596 @ $0.033 for programming Jul 04, 06 Vigilant Trader received 75,000 shares @ $ 0.033 for IR.

The Company currently has a motion before the court to have twenty eight million shares cancelled as we are of the opinion that they were improperly issued.

A. Selected Financial Data

Biomass Secure Power Inc
Statement of Operations
Year Ended
	June 30, 07	June 30, 06
	unaudited	unaudited

Revenues, net of refunds and chargebacks	$58207	1140346
Cost of goods sold	0	830342
Gross Profit	58207	310004

Expenses
Consulting	123600	190328
Sales and marketing	18965	808301
Gemeral and administrative	34751	171262
Website and server	49374	80949
Amortization and depreciation	230805	40504
Professional fees	27333	420035
Management salaries	56050	2008459
Wages	276542	309401
Foreign currency transaction gain (loss)	0	-11649
Rent and Lease	7010	19282
unpaid management salary	60000	0

Total expenses	884430	4036872

LOSS FROM OPERATIONS	-826223	-3726868

Other Income (expenses)
Interest income	0	0
Miscellanous expenses	0	0

TOTAL OTHER INCOME AND EXPENSES	0	0

INCOME (LOSS) B3FORE INCOME TAXES	(826223	-3726868

BASIC AND DILUTED NET LOSS PER COMMON SHARE	0.009	0.05

Weighted Average Number of Basic and Diluted Common Stock Shares Outstanding	96502717	60554094

Biomass Secure Power, Inc.
Balance Sheet
As if June 30, 2007 unaudited
	Jun 30,07	Jun 30, 06
Assets
Current Assets
Cash	-61	53762
Accounts Receivable	0	16618
Prepaid Expenses	0	1324
Sales Tax Receivable	0	4370
Inventory	0	104909
Total Current Assets	-61	180983

Property & Equipment	0	38688

Other Assets
Website & Technology net of Amort	0	21667
DVD Marketplace assets	0	123888
Deposits	0	4587
Total Other Assets	0	150142

TOTAL ASSETS	-61	369813

LIABILITIES AND STOCKHOLDERS EQUITY

CURRENT LIABILITIES
Accts Payable & Accrued Exp	60000	293974
Refund due Amazon	0	37309
Line of credit	0	22831
Payable to directors	49068	44432

TOTAL CURRENT LIABILITIES	109068	398546

COMMITMENTS & CONTINGENCIES	0	0

STOCKHOLDERS' EQUITY
common stock, no par, 200,000,000 authorized 96,502,717 issued and outstanding		88165
Subscription receivable	0	-15000
Deferred compensation	0	-130000
Additional paid in capital	5206171	4752645
Accumulated deficit	-5315300	-4724543

TOTAL STOCKHOLDERS' EQUITY	-109129	-28733

TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	-61	369813

Biomass Secure Power Inc
(Formally Virtual Media Holdings Inc
Statements of Cash Flows
	YEAR ENDED
	June 30, 2007	June 30, 2006
CASH FLOWS FROM OPERATING ACTIVITIES
Net Loss (loss)	$(830,729)	(3,726,868)
Adjustments to reconcile net loss to net cash provided
(used) by: operations:
Amortization and depreciation	230,805	40,504
Stock issued for Services	336,766	3,528,368
Stock issued for website	53,880	0
Stock issued for employee bonuses	21,000	0
Options issued for services	0	0
(Increase) decrease in:
Receivables	0	31,563
Inventory	0	340,216
Deposits	0	622
Prepaid Expenses	0	(1,324)
Increase (decrease) in:
Accounts payable – related parties	(109,068)	0
Accounts payable	0	(181,449)
Line of credit	0	5,925
Refunds payable to Amazon	0	37,309
Net cash provided (used) by operating activities	(297,346)	74,866
CASH FLOWS FROM INVESTING ACTIVITIES
Property & equipment	0	(21,067)
Website	0	(172)
DVD Marketplace assets	0	(137,653)
Net cash (used) by investing activities	0	(158,892)

CASH FLOWS FROM FINANCING ACTIVITIES
Due to director	49,068	44,432
Proceeds from exercise of options	0	8,584
Proceeds from issuance of shares (private placement)	8,880	52,375
Notes Payable	0	0
Net cash (used) by financing activities	57,948	105,391
NET INCREASE (DECREASE) IN CASH
Other comprehensive gain (loss) – foreign currency transactions		21,365
Cash – Beginning of period	53,762	32,397
Cash – End of period	(61)	53,762
SUPPLEMENTAL CASHFLOW DISCLOUSURES
Interest expense paid	0	0
Income tax paid	0	0

NON CASH TRANSACTIONS
Common stock issued for services	390,646	3,528,368
Common stock issued for management fees	54,000	0
Forgiveness of debt recorded as capital contribution	0	0

Biomass Secure Power Inc. (Formally Virtual Media Holdings, Inc)
Statements of Shareholders’ Equity
June 30, 2007
				Total
	Common Stock		Accumulated	Shareholders’
	Shares	Amount	Deficit	Equity

Balance, June 30, 2006	79,581,348	$4,752,645	(4,724,543)	$28,102
Payment for stock previously
Issued from exercise of options	3,000,000	54,000		54,000
Stock issued for services at
At $001to $0.053 per share	13,501,369	$390,646		390,646
Stock issued for private placement
at $0.015 to $0.02 per share	420,000	8,880		8,880
Net loss for year ended June 30, 2007			(830,729)	(830,729)
Prior period adjustments			239,972	239,972

Balance, June 30, 2007	96,502,717	$5,206,171	$(5,315,300)	$(109,129)